UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE YEARS ENDED

DECEMBER 31, 2015 AND 2014

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

AUDIT REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of December 31, 2015 and 2014, the related consolidated statements of comprehensive income, consolidated statements of changes in equity and cash flows for the years ended December 31, 2015 and 2014.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were audited by other independent accountants.  Our audit, insofar as it related to the investments accounted for under the equity method balances of NT$4,142 million and NT$4,537 million, which represented 1.23% and 1.45% of the total consolidated assets as of December 31, 2015 and 2014, respectively, the related shares of investment income from the associates and joint ventures in the amount of NT$152 million and NT$69 million, which represented 1.11% and 0.51% of the consolidated income from continuing operations before income tax for the years ended December 31, 2015 and 2014, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$(803) million and NT$618 million, which represented (7.28)% and 3.39% of the consolidated total comprehensive income, for the years ended December 31, 2015 and 2014, respectively, are based solely on the reports of other independent accountants.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants”, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits and the reports of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other independent accountants, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with the requirements of the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, Interpretations developed by the International Financial Reporting Interpretations Committee which are endorsed by Financial Supervisory Commission of the Republic of China.

We have audited and expressed a modified unqualified opinion on the parent company only financial statements of United Microelectronics Corporation for the years ended December 31, 2015 and 2014.

ERNST & YOUNG

Taiwan

Republic of China

March 16, 2016

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2015 and 2014
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Assets	Notes	2015	2014
Current assets
Cash and cash equivalents	4, 6(1)	$ 53,290,433	$ 45,701,335
Financial assets at fair value through profit or loss, current	4, 5, 6(2), 12(7)	664,918	740,129
Notes receivable	4	58,588	126,141
Accounts receivable, net	4, 6(3)	19,059,774	22,207,271
Accounts receivable-related parties, net	4, 7	213,460	36,022
Other receivables	4	632,885	658,409
Current tax assets	4	24,335	34,480
Inventories, net	4, 5, 6(4)	17,641,385	15,242,232
Prepayments		2,164,296	2,003,269
Non-current assets held for sale	4, 6(24)	-	6,978,991
Other current assets		1,066,447	3,134,870
Total current assets		94,816,521	96,863,149

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 12(7)	81,933	45,232
Available-for-sale financial assets, noncurrent	4, 5, 6(5), 12(7)	23,800,686	24,362,104
Financial assets measured at cost, noncurrent	4, 6(6)	3,888,309	3,833,006
Investments accounted for under the equity method	4, 6(7)	12,379,859	9,237,713
Property, plant and equipment	4, 5, 6(8), 8	186,433,395	166,690,243
Intangible assets	4, 6(9)	4,504,088	4,532,938
Deferred tax assets	4, 5, 6(22)	2,294,935	2,244,810
Prepayment for equipment		2,333,981	1,063,353
Refundable deposits	8	2,638,788	1,145,843
Other noncurrent assets-others		4,194,315	3,227,257
Total non-current assets		242,550,289	216,382,499

Total assets		$ 337,366,810	$ 313,245,648

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2015 and 2014
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Liabilities and Equity	Notes	2015	2014
Current liabilities
Short-term loans	6(10), 8	$ 5,505,049	$ 6,250,754
Financial liabilities at fair value through profit or loss, current	4, 5, 6(11), 12(7)	999	42,354
Notes and accounts payable		5,954,249	6,167,339
Other payables		12,522,765	12,421,152
Payables on equipment		14,657,626	10,478,714
Current tax liabilities	4	1,996,006	2,540,688
Liabilities directly associated with non-current assets held for sale	4, 6(24)	-	5,594,850
Current portion of long-term liabilities	6(13)	6,601,721	3,774,986
Other current liabilities		1,007,103	835,239
Total current liabilities		48,245,518	48,106,076

Non-current liabilities
Bonds payable	4, 6(12)	41,636,670	24,977,820
Long-term loans	6(13), 8	5,887,737	8,423,470
Deferred tax liabilities	4, 5, 6(22)	1,674,432	2,161,014
Net defined benefit liabilities, noncurrent	4, 5, 6(14)	3,890,801	3,825,490
Guarantee deposits		509,708	451,906
Other noncurrent liabilities-others	9(4)	6,704,541	291,021
Total non-current liabilities		60,303,889	40,130,721

Total liabilities		108,549,407	88,236,797

Equity attributable to the parent company
Capital	4, 6(15), 6(16)
Common stock		127,581,329	127,252,078
Capital collected in advance		-	50,970
Additional paid-in capital	4, 6(12), 6(15), 6(16)
Premiums		37,253,121	37,145,022
Treasury stock transactions		1,509,386	1,255,514
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		705,819	348,342
Recognize changes in subsidiaries’ ownership		-	563
Share of changes in net assets of associates and joint ventures accounted for using equity method		109,365	91,238
Employee stock options		-	166,268
Stock options		1,572,121	-
Other		501,757	440,932
Retained earnings	6(15)
Legal reserve		7,725,978	6,511,844
Unappropriated earnings		42,981,664	37,827,179
Other components of equity	4
Exchange differences on translation of foreign operations		1,978,583	(899,979)
Unrealized gains or losses on available-for-sale financial assets		8,696,821	13,272,691
Treasury stock	4, 6(15)	(3,825,606)	(2,303,609)
Total equity attributable to the parent company		226,790,338	221,159,053

Non-controlling interests	6(15)	2,027,065	3,849,798
Total equity		228,817,403	225,008,851

Total liabilities and equity		$ 337,366,810	$ 313,245,648

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2015 and 2014
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2015	2014
Operating revenues	4, 6(17), 7, 14
Sales revenues		$ 142,693,216	$ 135,413,050
Less: Sales returns and discounts		(2,052,478)	(886,782)
Net sales		140,640,738	134,526,268
Other operating revenues		4,189,683	5,485,808
Net operating revenues		144,830,421	140,012,076
Operating costs	4, 6(4), 6(14), 6(16) 6(18), 14
Costs of goods sold		(109,782,054)	(105,320,012)
Other operating costs		(3,279,840)	(2,839,675)
Operating costs		(113,061,894)	(108,159,687)
Gross profit		31,768,527	31,852,389
Realized sales profit (loss)		-	289
Gross profit-net		31,768,527	31,852,678
Operating expenses	4, 6(14), 6(16), 6(18), 7, 14
Sales and marketing expenses		(4,064,053)	(4,011,478)
General and administrative expenses		(3,730,259)	(3,562,029)
Research and development expenses		(12,174,824)	(13,663,874)
Subtotal		(19,969,136)	(21,237,381)
Net other operating income and expenses	4, 6(19)	(963,734)	(538,965)
Operating income		10,835,657	10,076,332
Non-operating income and expenses
Other income	4, 6(20)	1,048,942	1,202,449
Other gains and losses	4, 6(20), 6(24), 14	1,912,643	2,601,784
Finance costs	6(8), 6(20)	(523,865)	(746,065)
Share of profit or loss of associates and joint ventures	4, 6(7), 14	69,457	45,521
Exchange gain, net	4, 12	369,311	333,275
Subtotal		2,876,488	3,436,964
Income from continuing operations before income tax		13,712,145	13,513,296
Income tax expense	4, 5, 6(22), 14	(876,494)	(2,033,707)
Net income		12,835,651	11,479,589
Other comprehensive income (loss)	6(21)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	6(14)	(40,200)	(2,607)
Share of remeasurements of defined benefit plans of associates and joint ventures		(1,831)	-
Income tax related to items that will not be reclassified	4, 5, 6(22)	6,809	521
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		2,784,800	4,289,391
Unrealized gain (loss) on available-for-sale financial assets		(3,760,207)	1,652,163
Share of other comprehensive income (loss) of associates and joint ventures	4, 6(7)	(730,454)	799,779
Income tax related to items that may be reclassified subsequently to profit or loss	4, 5, 6(22)	(53,561)	(1,127)
Total other comprehensive income (loss), net of tax		(1,794,644)	6,738,120

Total comprehensive income (loss)		$ 11,041,007	$ 18,217,709

Net income attributable to:
Stockholders of the parent		$ 13,448,624	$ 12,141,341
Non-controlling interests		(612,973)	(661,752)
		$ 12,835,651	$ 11,479,589

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 11,716,094	$ 18,736,470
Non-controlling interests		(675,087)	(518,761)
		$ 11,041,007	$ 18,217,709

Earnings per share (NTD)	4, 6(23)
Earnings per share-basic		$ 1.08	$ 0.97
Earnings per share-diluted		$ 1.02	$ 0.96

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2015 and 2014
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings		Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2014	6(15)	$ 126,920,817	$ 25,682	$ 45,326,454	$ 5,248,824	$ 27,189,160	$ (5,271,199)	$ 11,046,696	$ (2,365,246)	$ 208,121,188	$ 4,319,988	$ 212,441,176
Appropriation and distribution of 2013 retained earnings	6(15)
Legal reserve		-	-	-	1,263,020	(1,263,020)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(125,063)	-	-	-	(125,063)	-	(125,063)
Cash paid from additional paid-in capital		-	-	(6,128,094)	-	-	-	-	-	(6,128,094)	-	(6,128,094)
Net income for the year ended December 31, 2014	6(15)	-	-	-	-	12,141,341	-	-	-	12,141,341	(661,752)	11,479,589
Other comprehensive income (loss), net of tax for the year ended December 31, 2014	6(15), 6(21)	-	-	-	-	(2,086)	4,371,220	2,225,995	-	6,595,129	142,991	6,738,120
Total comprehensive income (loss)		-	-	-	-	12,139,255	4,371,220	2,225,995	-	18,736,470	(518,761)	18,217,709
Share-based payment transaction	4, 6(15), 6(16)	331,261	25,288	32,889	-	-	-	-	61,637	451,075	-	451,075
Convertible bonds repurchased	4, 6(12)	-	-	48,756	-	-	-	-	-	48,756	-	48,756
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	66,688	-	-	-	-	-	66,688	-	66,688
Changes in subsidiaries' ownership	4, 6(15)	-	-	93,147	-	(113,153)	-	-	-	(20,006)	59,785	39,779
Adjustments for dividends subsidiaries received from parent company		-	-	8,039	-	-	-	-	-	8,039	-	8,039
Decrease in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	(11,214)	(11,214)
Balance as of December 31, 2014	6(15)	127,252,078	50,970	39,447,879	6,511,844	37,827,179	(899,979)	13,272,691	(2,303,609)	221,159,053	3,849,798	225,008,851
Appropriation and distribution of 2014 retained earnings	6(15)
Legal reserve		-	-	-	1,214,134	(1,214,134)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(6,939,322)	-	-	-	(6,939,322)	-	(6,939,322)
Net income for the year ended December 31, 2015	6(15)	-	-	-	-	13,448,624	-	-	-	13,448,624	(612,973)	12,835,651
Other comprehensive income (loss), net of tax for the year ended December 31, 2015	6(15), 6(21)	-	-	-	-	(35,222)	2,878,562	(4,575,870)	-	(1,732,530)	(62,114)	(1,794,644)
Total comprehensive income (loss)		-	-	-	-	13,413,402	2,878,562	(4,575,870)	-	11,716,094	(675,087)	11,041,007
Share-based payment transaction	4, 6(15), 6(16)	329,251	(50,970)	254,974	-	-	-	-	681,445	1,214,700	-	1,214,700
Embedded conversion options derived from convertible bonds	4, 6(12)	-	-	1,572,121	-	-	-	-	-	1,572,121	-	1,572,121
Treasury stock acquired	4, 6(15)	-	-	-	-	-	-	-	(2,203,442)	(2,203,442)	-	(2,203,442)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	18,126	-	-	-	-	-	18,126	-	18,126
Changes in subsidiaries' ownership	4, 6(15)	-	-	357,393	-	(105,461)	-	-	-	251,932	(127,817)	124,115
Adjustments for dividends subsidiaries received from parent company		-	-	8,838	-	-	-	-	-	8,838	-	8,838
Decrease in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	(1,019,829)	(1,019,829)
Others		-	-	(7,762)	-	-	-	-	-	(7,762)	-	(7,762)
Balance as of December 31, 2015	6(15)	$ 127,581,329	$ -	$ 41,651,569	$ 7,725,978	$ 42,981,664	$ 1,978,583	$ 8,696,821	$ (3,825,606)	$ 226,790,338	$ 2,027,065	$ 228,817,403

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015 and 2014
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2015	2014
Cash flows from operating activities:
Net income before tax	$ 13,712,145	$ 13,513,296
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	43,473,008	38,785,576
Amortization	1,999,101	1,871,778
Bad debt expenses (reversal)	(183,957)	104,841
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	94,453	(54,228)
Interest expense	470,310	687,178
Interest revenue	(356,084)	(495,730)
Dividend revenue	(692,858)	(706,719)
Share-based payment	838	24,382
Share of profit of associates and joint ventures	(69,457)	(45,521)
Gain on disposal of property, plant and equipment	(97,366)	(81,811)
Gain on disposal of non-current assets held for sale	(41,203)	-
Gain on disposal of investments	(2,495,921)	(2,377,910)
Impairment loss on financial assets	1,245,491	304,517
Impairment loss on non-financial assets	1,021,010	596,678
Gain on reacquisition of bonds	-	(13,944)
Exchange loss (gain) on financial assets and liabilities	(125,836)	361,191
Exchange loss on long-term liabilities	-	119,846
Amortization of deferred income	(34,405)	(41,090)
Income and expense adjustments	44,207,124	39,039,034
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(36,262)	(23,235)
Notes receivable and accounts receivable	3,429,797	(6,013,039)
Other receivables	(22,615)	(18,507)
Inventories	(1,917,966)	(1,893,932)
Prepayments	(696,632)	(861,497)
Other current assets	2,116,853	(985,505)
Notes and accounts payable	(498,776)	(711,229)
Other payables	1,079,596	2,032,810
Other current liabilities	(181,193)	158,440
Net defined benefit liabilities	25,112	25,098
Other noncurrent liabilities-others	532,367	(3,178)
Cash generated from operations	61,749,550	44,258,556
Interest received	368,617	494,148
Dividend received	917,040	888,281
Interest paid	(648,938)	(565,845)
Income tax paid	(2,343,390)	(286,888)
Net cash provided by operating activities	60,042,879	44,788,252

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015 and 2014
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2015	2014
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (136,264)	$ (180,966)
Proceeds from disposal of financial assets at fair value through profit or loss	-	22,292
Acquisition of available-for-sale financial assets	(4,800,576)	(1,941,739)
Proceeds from disposal of available-for-sale financial assets	1,964,457	3,311,317
Acquisition of financial assets measured at cost	(95,310)	(489,035)
Proceeds from disposal of financial assets measured at cost	57,584	677,339
Acquisition of investments accounted for under the equity method	(2,474,851)	(182,184)
Proceeds from disposal of investments accounted for under the equity method	-	74,394
Proceeds from capital reduction and liquidation of investments	559,830	131,172
Acquisition of subsidiaries (net of cash acquired)	414,958	-
Disposal of subsidiaries	(834,955)	(15,617)
Acquisition of property, plant and equipment	(60,504,149)	(43,237,007)
Proceeds from disposal of property, plant and equipment	148,316	338,196
Proceeds from disposal of non-current assets held for sale	641,866	-
Increase in refundable deposits	(1,818,998)	(94,112)
Decrease in refundable deposits	316,180	231,107
Acquisition of intangible assets	(1,088,313)	(1,153,356)
Cash inflow from combination	1,583	-
Increase in other noncurrent assets-others	(1,116,501)	(340,611)
Decrease in other noncurrent assets-others	29,349	242,996
Net cash used in investing activities	(68,735,794)	(42,605,814)
Cash flows from financing activities:
Increase in short-term loans	14,965,506	9,879,359
Decrease in short-term loans	(14,900,862)	(5,744,551)
Proceeds from bonds issued	18,424,800	5,000,000
Bonds issuance costs	(83,880)	(5,090)
Redemption of bonds	-	(14,137,308)
Proceeds from long-term loans	4,952,870	6,284,000
Repayments of long-term loans	(5,337,929)	(3,858,996)
Increase in guarantee deposits	50,061	133,172
Decrease in guarantee deposits	(10,064)	(26,026)
Increase in other financial liabilities	6,107,635	-
Cash dividends and cash paid from additional paid-in capital	(6,939,016)	(6,253,150)
Exercise of employee stock options	289,413	370,811
Treasury stock acquired	(2,203,442)	-
Treasury stock sold to employees	681,614	61,653
Acquisition of subsidiaries	(932,367)	-
Change in non-controlling interests	(15,102)	38,261
Net cash provided by (used in) financing activities	15,049,237	(8,257,865)
Effect of exchange rate changes on cash and cash equivalents	721,688	1,457,172
Net increase (decrease) in cash and cash equivalents	7,078,010	(4,618,255)
Cash and cash equivalents at beginning of year	46,212,423	50,830,678
Cash and cash equivalents at end of year	$ 53,290,433	$ 46,212,423

Reconciliation of the balances of cash and cash equivalents at end of year:
Cash and cash equivalents balances on the consolidated balance sheets	$ 53,290,433	$ 45,701,335
Cash and cash equivalents included in non-current assets held for sale	-	511,088
Cash and cash equivalents at end of year	$ 53,290,433	$ 46,212,423

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	$ 64,654,844	$ 47,278,467
Add: Payable at beginning of year	10,742,203	6,700,743
Less: Effect of disposal of subsidiaries	(127,297)	-
Less: Payable at end of year	(14,765,601)	(10,742,203)
Cash paid	$ 60,504,149	$ 43,237,007

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015 and 2014

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on March 16, 2016.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

A. The Company adopted the International Financial Reporting Standard (IFRS), International Accounting Standard (IAS) and Interpretations developed by the International Financial Reporting Interpretation Committee (IFRIC) issued, revised or amended by International Accounting Standard Board (IASB) which have been endorsed by Financial Supervisory Commission (FSC) and effective on January 1, 2015 (collectively referred to as “2013 edition of TIFRSs” (TIFRSs)).  The effects of adopting TIFRSs on the Company’s consolidated financial statements are summarized as below:

(1)   IFRS 3 “Business Combinations”

Under the amendment, IFRS 3 “Business Combinations” (IFRS 3) (as revised in 2008) does not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008).  Furthermore, the amendment limits the scope of the measurement choices for non-controlling interest.  Only the components of non-controlling interests that are present ownership interests that entitle their holders to a proportionate share of the entity’s net assets, in the event of liquidation could be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets.  Other components of non-controlling interest are measured at their acquisition date fair value.

The amendment also requires an entity in a business combination to account for the replacement of the acquiree’s share-based payment transactions (when the acquirer is not obliged to do so) as new share-based payment awards in the post-combination financial statements.

Outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions: if vested - they are part of non-controlling interest; if unvested - they are measured at market based value as if granted at acquisition date, and allocated between NCI and post-combination expense.

(2)   IAS 34 “Interim Financial Reporting”

The amendment clarifies that if users of an entity's interim financial report have access to the most recent annual financial report of that entity, it is unnecessary for the notes to an interim financial report to provide relatively insignificant updates to the information that was reported in the notes in the most recent annual financial report.  Furthermore, the amendment requires additional disclosures of financial instruments and contingent liabilities/assets.

(3)   IFRS 7 “Financial Instruments: Disclosures”

The amendment emphasizes the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments so that users of financial statements will have a better understanding.

(4)   IFRS 7 “Financial Instruments: Disclosures” (Amendment)

The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets, when financial assets are derecognized in their entirety, but the entity has a continuing involvement in them, or when financial assets are not derecognized in their entirety.

(5)   IFRS 10 “Consolidated Financial Statements”

IFRS 10 “Consolidated Financial Statements”(IFRS 10) replaces the portion of IAS 27 “Consolidated and Separate Financial Statements” (IAS 27) that addresses the accounting for consolidated financial statements and the former Standing Interpretations Committee (SIC)-12 “Consolidation-Special Purpose Entities”.  The changes introduced by IFRS 10 primarily relate to the elimination of the perceived inconsistency between IAS 27 and SIC-12 by introducing a new integrated control model.  That is, IFRS 10 primarily relates to whether to consolidate another entity, but does not change how an entity is consolidated.

(6)   IFRS 11 “Joint Arrangements”

IFRS 11 “Joint Arrangements”(IFRS 11) replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities-Non-Monetary Contributions by Venturers”.  The changes introduced by IFRS 11 primarily relate to increase comparability within IFRSs by removing the choice for accounting for jointly controlled entities under the proportionate consolidation method, so that the structure of the arrangement is no longer the most important factor when determining the classification as a joint operation or a joint venture (an investment classified as a joint venture is accounted for in accordance with IAS 28 “Investments in Associates and Joint Ventures” (IAS 28)), which then determines the accounting.

(7)   IFRS 12 “Disclosures of Interests in Other Entities”

IFRS 12 “Disclosures of Interests in Other Entities” primarily integrates and makes consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities and present those requirements in a single IFRS.

(8)   IFRS 13 “Fair Value Measurement”

IFRS 13 “Fair Value Measurement”(IFRS 13) primarily relates to defining fair value, setting out in a single IFRS framework for measuring and disclosing fair values to reduce complexity and improve consistency in applying fair value measurement.  However, IFRS 13 does not change existing requirements in other IFRSs as to when the fair value measurement or related disclosure is required.

(9)   IAS 19 “Employee Benefits” (Revised)

The revision includes: (1)For defined benefit plans, the ability to defer the recognition of actuarial gains and losses (i.e., the corridor approach) has been removed.  Actuarial gains and losses will be recognized in other comprehensive income as they occur.  (2)Amounts recorded in profit or loss are limited to current and past service costs, gains or losses on settlements, and net interest income (expense) on the pension asset or liability.  (3)New disclosures include quantitative information about the sensitivity of the defined benefit obligation to reasonably possible changes in each significant actuarial assumption.  (4)Termination benefits will be recognized at the earlier of when the offer of termination cannot be withdrawn, or when the related restructuring costs are recognized under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

(10) IAS 1 “Presentation of Financial Statements”

The amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

(11) Presentation of Items of Other Comprehensive Income (Amend IAS 1 “Presentation of Financial Statements”)

The amendments to IAS 1 change the grouping of items presented in other comprehensive income.  Items that would be reclassified (or recycled) to profit or loss at certain points in the future would be presented separately from items that will never be reclassified.

(12) IAS 34 “Interim Financial Reporting”

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 “Operating Segments”.  Besides, total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment.

(13) IFRS 10 “Consolidated Financial Statements” (Amendment)

The amendments related to Investment Entities provide an exception to the consolidation requirements in IFRS 10 and require investment entities to account for particular subsidiaries at fair value through profit or loss, rather than consolidating them.  The amendments also set out disclosure requirements for investment entities.

The Company has evaluated the impact of the aforementioned standards and interpretations listed (1) ~ (13) to the Company’s financial position and performance and determined that there is no material impact.  The Company has made necessary disclosures in accordance with the aforementioned standards and interpretations.

B. Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC):

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 36	Impairment of Assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014
IFRS 13	Fair Value Measurement	-
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
Improvements to International Financial Reporting Standards (2011-2013 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	-
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
IFRS 9	Financial Instruments	January 1, 2018
IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	-
Improvements to International Financial Reporting Standards (2012 - 2014 cycle)
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2016
IFRS 7	Financial Instruments: Disclosures	January 1, 2016
IAS 19	Employee Benefits	January 1, 2016
IAS 34	Interim Financial Reporting	January 1, 2016
IAS 1	Disclosure Initiative	January 1, 2016
IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
IFRS 16	Leases	January 1, 2019
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IAS 7	Disclosure Initiative	January 1, 2017

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(14) IAS 36 “Impairment of Assets” (Amendment)

This amendment relates to the amendment issued in May 2011 and requires entities to disclose the recoverable amount of an asset (including goodwill) or a cash-generating unit (CGU) when an impairment loss has been recognized or reversed during the period.  The amendment also requires detailed disclosure of how the fair value less costs of disposal has been determined when an impairment loss has been recognized or reversed, including valuation techniques used, level of fair value hierarchy of assets and key assumptions used in the measurements.  The amendment is effective for annual periods beginning on or after January 1, 2014.

(15) IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain).  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(16) IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment) - Novation of Derivatives and Continuation of Hedge Accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met.  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(17) IFRS 8 “Operating Segments”

The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments.  The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the Chief Operating Decision Maker (CODM).  The amendment is effective for annual periods beginning on or after July 1, 2014.

(18) IFRS 13 “Fair Value Measurement”

The amendment to the Basis for Conclusions of IFRS 13 clarifies that when deleting paragraph B5.4.12 of IFRS 9 Financial Instruments and paragraph AG79 of IAS 39 Financial Instruments: Recognition and Measurement as consequential amendments from IFRS 13 Fair Value Measurement, the IASB did not intend to change the measurement requirements for short-term receivables and payables.

(19) IAS 24 “Related Party Disclosures”

The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.  The amendment is effective for annual periods beginning on or after July 1, 2014.

(20) IFRS 13 “Fair Value Measurement”

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis.  The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.  The amendment is effective for annual periods beginning on or after July 1, 2014.

(21) IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (Amendment)

The amendments to IFRS 11 require that the relevant principles on business combinations accounting in IFRS 3 and other standards should be applied in accounting for the acquisition of an interest in a joint operation in which the activity constitutes a business.  The amendments are applicable to both the acquisition of the initial interest in a joint operation with an existing business and the acquisition of an additional interest in the same joint operation.  However, a previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation results in retaining joint control.  Transactions between an investor and a joint operation under common control are also excluded.  The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted.  The impact that adoption of the new amendment will have on our financial position and results of operation will be dependent upon the specific terms of any applicable future acquisition of joint arrangements.

(22) IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (Amendment)

The amendment to IAS 16, “Property, Plant and Equipment” clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate.  The amendment to IAS 38, “Intangible Assets” establishes a rebuttable presumption that amortization of an intangible asset based on revenue generated by using the asset is inappropriate.  The presumption may only be rebutted in certain limited circumstances where the intangible asset is expressed as a measure of revenue; or where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.  The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted.

(23) IFRS 15 “Revenue from Contracts with Customers”

The core principle of IFRS 15 is that revenue is recognised to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.  Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates.  The standard will apply to annual periods beginning on or after January 1, 2018 with early adoption permitted.

(24) IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9 which introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013).  The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore there is requirement that “own credit risk” adjustments are not recognized in profit or loss.  (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition.  (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard is effective for annual periods beginning on or after January 1, 2018.

(25) IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures.  IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gains or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been postponed indefinitely, but early adoption is allowed.

(26) IAS 1 “Presentation of Financial Statements” - “Disclosure Initiative” (Amendment)

The amendments (1) clarify that an entity must not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.  The amendments reemphasize that, when a standard requires a specific disclosure, the information must be assessed to determine whether it is material and, consequently, whether presentation or disclosure of that information is warranted, (2) clarify that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated, and how an entity shall present additional subtotals, (3) clarify that entities have flexibility as to the order in which they present the notes to financial statements, but also emphasize that understandability and comparability should be considered by an entity when deciding on that order, (4) removing the examples of the income taxes accounting policy and the foreign currency accounting policy, as these were considered unhelpful in illustrating what significant accounting policies could be, and (5) clarify that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, classified between those items that will or will not be subsequently reclassified to profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2016.

(27) IFRS 16“Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.  The Standard is effective for annual periods beginning on or after January 1, 2019.

(28) IAS 12“Income Taxes” — Recognition of Deferred Tax Assets for Unrealized Losses

The amendment clarifies how to account for deferred tax assets for unrealized losses. The amendment is effective for annual periods beginning on or after January 1, 2017.

(29) “Disclosure Initiative” — Amendment to IAS 7 “Statement of Cash Flows”

The amendment relates to changes in liabilities arising from financing activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period.  The amendment is effective for annual periods beginning on or after   January 1, 2017.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (14) ~ (29) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC.

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

Subsidiaries are fully consolidated from the date of acquisition (the date on which the Company obtains control), and continue to be consolidated until the date that such control ceases.  The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All intra-group balances, transactions, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.  Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If the Company loses control over a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary, as well as any non-controlling interests previously recorded by the Company.  A gain or loss is recognized in profit or loss and is calculated as the difference between: (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests.  Any gain or loss previously recognized in the other comprehensive income would be reclassified to profit or loss or transferred directly to retained earnings if required by other TIFRSs.  The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment.

b.  The consolidated entities are as follows:

As of December 31, 2015 and 2014

			Percentage of ownership (%)
			as of December 31,
Investor	Subsidiary	Business nature	2015	2014
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	91.06	86.88
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	77.74	81.53
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	43.10	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	6.89	5.99
FORTUNE	WAVETEK	Sales and manufacturing of integrated circuits	0.45	-
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	-	26.04

			Percentage of ownership (%)
			as of December 31,
Investor	Subsidiary	Business nature	2015	2014
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	13.01	2.25
UNITRUTH	WAVETEK	Sales and manufacturing of integrated circuits	0.28	-
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	-	1.03
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	4.54	5.87
TLC	TOPCELL	Sales and manufacturing of solar power cell	-	2.37
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	-
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	82.76	78.72
NBI	TOPCELL	Sales and manufacturing of solar power cell	-	62.38
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	-	100.00
TERA ENERGY	SMART ENERGY ENTERPRISES LIMITED	Investment holding	-	100.00

			Percentage of ownership (%)
			as of December 31,
Investor	Subsidiary	Business nature	2015	2014
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00
HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	33.33	-

Note A:  Pursuant to the agreement entered into with Xiamen Municipal People's Government and FUJIAN ELECTRONICS & INFORMATION GROUP as described in Note 9(4), the Company injected RMB 0.6 billion in USC in January 2015 to acquire control of its Board of Directors.  The Company included USC in consolidation beginning from January 2015.

(4)   Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The consideration transferred, the identifiable assets acquired and liabilities assumed are measured at the acquisition date fair value.  For the components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, the acquirer measures at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred and are classified under administrative expenses.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts held by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39, either in profit or loss or other comprehensive income.  If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred and non-controlling interests, the difference is recognized as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.  Each unit or groups of units to which the goodwill is so allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and cannot be larger than an operating segment before aggregation.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed, the goodwill associated with the operation disposed is included in the carrying amount of the operation.  Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the CGU retained.

(5)   Foreign Currency Transactions

The Company’s consolidated financial statements are presented in New Taiwan Dollars (NTD), which is also the parent company’s functional currency.  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the transaction date.  Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency closing rates of exchange at the reporting date.  Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair value is determined.  Non-monetary items that are measured at historical cost in foreign currencies are translated using the exchange rates as at the dates of the initial transactions.

All exchange differences arising on the settlement of monetary items or on translating monetary items are taken to profit or loss in the period in which they arise except for the following:

a.  Exchange differences arising from foreign currency borrowings for an acquisition of a qualifying asset to the extent that they are regarded as an adjustment to interest costs are included in the borrowing costs that are eligible for capitalization.

b.  Foreign currency derivatives within the scope of IAS 39 are accounted for based on the accounting policy for financial instruments.

c.  Exchange differences arising on a monetary item that is part of a reporting entity’s net investment in a foreign operation are recognized initially in other comprehensive income and reclassified from equity to profit or loss upon disposal of such investment.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income.  When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

(6)   Translation of Foreign Currency Financial Statements

The assets and liabilities of foreign operations are translated into NTD at the closing rate of exchange prevailing at the reporting date and their income and expenses are translated at an average exchange rate for the period.  The exchange differences arising on the translation are recognized in other comprehensive income.  On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss when the gain or loss on disposal is recognized.

On partial disposal of a subsidiary that includes a foreign operation that does not result in a loss of control, the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is re-attributed to the non-controlling interests in that foreign operation.  On partial disposal of an associate or a joint venture that includes a foreign operation that does not result in a loss of significant influence or joint control, only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss.

Any goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and expressed in its functional currency.

(7)   Current and Non-Current Distinction

An asset is classified as current when:

a.  the Company expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

b.  the Company holds the asset primarily for the purpose of trading;

c.  the Company expects to realize the asset within twelve months after the reporting period; or

d.  the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current when:

a.  the Company expects to settle the liability in normal operating cycle;

b.  the Company holds the liability primarily for the purpose of trading;

c.  the liability is due to be settled within twelve months after the reporting period; or

d.  the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.  Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

(8)   Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds.

(9)   Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition.  In accordance with IAS 39 and the Regulations, financial assets of the Company are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting.  All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs.  Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial Assets

a.  Classification and subsequent measurement

i.   Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets acquired for the purpose of selling or repurchasing in the near term, and derivative financial instruments that are not designated as hedging instruments in hedge accounting are classified as financial assets at fair value through profit or loss.  Financial assets at fair value through profit or loss are measured at fair value with changes in fair value recognized in profit or loss.

ii.  Available-for-sale financial assets

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, or loans and receivables.  Available-for-sale financial investments are subsequently measured at fair value.  Other than impairment losses and foreign exchange gains and losses arising from monetary financial assets which are recognized in profit or loss, subsequent measurement of available-for-sale equity instrument financial assets are recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss.

If equity instrument investments do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on the balance sheet.

iii. Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has positive intention and ability to hold them to maturity.

After initial measurement held-to-maturity financial assets are measured at amortized cost using the effective interest rate (EIR) method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs. The EIR method amortization and impairment, if any, is recognized in profit or loss.

iv. Notes, accounts and other receivables

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services.  Other receivables are any receivable not classified as notes and accounts receivable.  Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the EIR method, less impairment.  If the effect of discounting is immaterial, the short term notes, accounts and other receivables are measured at their nominal amount.

b.  Derecognition of financial assets

A financial asset is derecognized when:

i.   the contractual rights to receive cash flows from the asset have expired;

ii.  the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or

iii. the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer.  The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss.  A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.

c.  Impairment policy

The carrying amount of a financial asset is reduced as a result of impairment, except for accounts receivable for which the carrying amount is reduced through use of an allowance account.  When an account receivable is deemed to be uncollectible, it is written off from the allowance account.

i.   Notes, accounts and other receivables

The Company first assesses at each reporting date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assess them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

ii.  Other financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more loss events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the individual financial asset or a group of financial assets.

For the financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.  For equity investments classified as available-for-sale, objective evidence of an impairment would include a significant or prolonged decline in the fair value of the investment below its cost.  When there is objective evidence of an impairment for available-for-sale equity securities, the full amount of the losses previously recognized in other comprehensive income is reclassified to profit or loss.  Impairment losses recognized on equity investments cannot be reversed through profit or loss.  Any subsequent increases in their fair value after impairment are recognized in other comprehensive income.

Financial Liabilities

a.  Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.   Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Gains or losses on the subsequent measurement  including interest paid are recognized in profit or loss.

ii.  Financial liabilities carried at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the EIR method after initial recognition.  Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

b.  Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(10) Inventories

Inventories are accounted for on a perpetual basis.  Raw materials are stated at actual purchase costs, while the work in process and finished goods are stated at standard costs and subsequently adjusted to weighted-average costs at the end of each month.  The cost of work in progress and finished goods comprises raw materials, direct labor, other direct costs and related production overheads.  Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities.  Cost associated with underutilized capacity is expensed as incurred.  Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(11) Non-current Assets Held for Sale (Disposal Group)

Non-current assets (disposal group) are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (disposal group) and that are highly probable to complete the sale within one year from the date of classification.  Non-current assets (disposal group) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.  Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

Impairment losses of non-current assets held for sale (disposal group) are recognized in the income statement in the current period for the excess of the carrying amounts over fair values less costs to sell.  Any subsequent increase in fair value less cost to sell an asset up to the cumulative impairment loss previously recognized in accordance with the IAS 36, “Impairment of Assets” (IAS 36) would be recognized as a gain.

(12) Investments Accounted For Under the Equity Method

The Company’s investments in associates and joint ventures are accounted for using the equity method other than those that meet the criteria to be classified as non-current assets  held for sale.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture.  Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the Company that has joint control of the arrangement has rights to the net assets of the joint venture.  Joint control is the contractually agreed sharing of control of an arrangement where no single party controls the arrangement on its own, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Any difference between the acquisition cost and the Company’s share of the net fair value of the identifiable assets and liabilities of associates and joint ventures is accounted for as follows:

a.   Any excess of the acquisition cost over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill and is included in the carrying amount of the investment.  Amortization of goodwill is not permitted.

b.   Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture over the acquisition cost, after reassessing  the fair value, is recognized as a gain in profit or loss on the acquisition date.

Under the equity method, the investments in associates and joint ventures are carried on the balance sheet at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of associates and joint ventures.  The Company’s share of changes in associates’ and joint ventures’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively, of the Company.  Distributions received from an associate or a joint venture reduce the carrying amount of the investment.  Any unrealized gains and losses resulting from transactions between the Company and the associate or the joint venture are eliminated to the extent of the Company’s interest in the associate or the joint venture.

Financial statements of associates and joint ventures are prepared for the same reporting period as the Company.  Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate.  Upon an associate’s issuance of new shares, if the Company does not take up proportionate shares and reduces its stockholding percentage while maintaining its significant influence over that associate, a proportionate share of the gain or loss previously recognized in other comprehensive income is reclassified to profit and loss.  Any remaining differences will be charged to additional paid-in capital.  When a change in equity of an associate is not resulted from its profit or loss or other comprehensive income, and such changes do not affect the Company’s ownership percentage, the Company recognizes its proportionate share of all related changes in equity.  Accordingly, upon disposal of the associate, the Company reclassifies the aforementioned additional paid-in capital to profit or loss on a pro rata basis.

The Company ceases to use the equity method upon loss of significant influence over an associate.  Any difference between the carrying amount of the investment in an associate upon loss of significant influence and the fair value of the retained investment plus proceeds from disposal will be recognized in profit or loss.  If an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the Company continues to apply the equity method and does not remeasure the retained interest.

The Company determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired.  An impairment loss, being the difference between the recoverable amount of the associate and joint venture and its carrying amount, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

(13) Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any, and any borrowing costs incurred for long-term construction projects are capitalized if the recognition criteria are met.  Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized.  Maintenance and repairs are recognized in profit or loss as incurred.  Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

Depreciation is calculated on a straight-line basis over the estimated economic lives.  A significant part of an item of property, plant and equipment which has a different useful life from the remainder of the item is depreciated separately.

The depreciation methods, useful lives and residual values for the assets are reviewed at each fiscal year end, and the differences resulted from the previous estimation are recorded as changes in accounting estimates.

Except for land, which is not depreciated, the estimated economic lives of the assets are as follows:

Buildings	20~56 years
Machinery and equipment	3~11 years
Transportation equipment	5~7 years
Furniture and fixtures	1~9 years
Leasehold improvement	The shorter of lease terms or economic useful lives

(14) Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.  Internally generated intangible assets which fail to meet the recognition criteria are not capitalized and the expenditures are reflected in profit or loss in the period incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and is treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level.  The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.  If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.  Goodwill arising from business combination is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable.  If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized.  Goodwill impairment losses cannot be reversed once recognized.

b.  Software is amortized over 1~6 years on a straight-line basis.

c.  Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted, and recognized as an intangible asset and related liability.  The cost of the intangible asset is not revalued once determined on initial recognition, and is depreciated over the economic life (5~10 years) on a straight-line basis.  Interest expenses from the related liability are recognized and calculated based on the EIR method.  Based on the timing of payments, the liability is classified as current and non-current.

d.  Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated economic life (3 years) of the related technology on a straight-line basis.

(15) Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset in the scope of IAS 36 may be impaired.  If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  The recoverable amount of an individual asset or a CGU is the higher of its fair value less costs to sell and its value in use.  If circumstances indicate that previously recognized impairment losses may no longer exist or may have decreased at each reporting date, the Company re-assesses the asset’s or CGU’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been an increase in the estimated service potential of an asset which in turn increases the recoverable amount since the last impairment loss was recognized.  The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

A CGU, or group of CGU, to which goodwill has been allocated is tested for impairment annually at the same time every year, irrespective of whether there is any indication of impairment.  Where the carrying amount of a CGU (including the carrying amount of goodwill) exceeds its recoverable amount, the CGU is considered impaired.  If an impairment loss is to be recognized, it is first allocated to reduce the carrying amount of any goodwill allocated to the CGU (group of units), then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units).  Impairment losses relating to goodwill cannot be reversed in future periods.

The recognition or reversal of impairment losses is classified as other operating income and expenses.

(16) Bonds

Convertible bonds

UMC evaluates the terms of the convertible bonds issued to determine whether it contains both a liability and an equity component.  Furthermore, UMC assesses if the economic characteristics and risks of the put and call options embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity element.

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status.  The liability component is classified as a financial liability measured at amortized cost using the EIR method before the instrument is converted or settled.  For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component.  The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Its carrying amount is not remeasured in the subsequent accounting periods.  If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39.

If the convertible bondholders exercise their conversion right before maturity, UMC shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital-premiums.  No gain or loss is recognized upon bond conversion.

In addition, the liability component of convertible bonds is classified as a current liability if within 12 months the bondholders may exercise the put right.  After the put right expires, the liability component of the convertible bonds should be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

Exchangeable bonds

In accordance with IAS 39, if the economic characteristics and risks of the embedded call or put options are not clearly and closely related to the host contract, the derivative financial instruments embedded in exchangeable bonds would be recognized separately as financial assets or liabilities at fair value through profit or loss.

UMC also has exchangeable bonds where the bondholders may exchange the bonds into ordinary shares of certain public entities which UMC holds as available-for-sale financial assets.  When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the carrying amount of the bonds is offset against the carrying amount of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement by exercising the exchange option of the bonds.

(17) Post-Employment Benefits

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee.  Fund assets are deposited under the committee’s name with the Bank of Taiwan and hence, not associated with the Company.  Therefore, fund assets are not to be included in the Company’s consolidated financial statements.  Pension benefits for employees of the overseas branch and subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions and recognize an expense of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.  Overseas subsidiaries and branches make contributions to the respective benefit plans based on the specific percentage requirement of local regulations.  A post-employment benefit plan that is classified as a defined benefit plan is accounted for under the Projected Unit Credit Method to measure its obligations and costs based on actuarial assumptions.  The Company recognizes all actuarial gains and losses in the periods which they occur in other comprehensive income, which then are immediately recognized in retained earnings.

(18) Treasury Stock

UMC’s own equity instruments repurchased (treasury shares) are recognized at repurchase cost and deducted from equity.  Any difference between the carrying amount and the consideration is recognized in equity.

(19) Share-Based Payment Transactions

The cost of equity-settled transactions between the Company and its employees is measured based on the fair value at the date on which they are granted.  The fair value of the equity instruments is determined using an appropriate pricing model.

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the periods in which the performance and/or service conditions are being fulfilled.  The cumulative expense recognized for equity-settled transactions at each reporting date reflects the extent to which the vesting period has passed and the Company’s best estimate of the quantity of equity instruments that will ultimately vest.  The charge to profit or loss for a period represents the movement in cumulative expense recognized between the beginning and the end of that period.

No expense will be recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition.  These are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met.  An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it fully vests on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.  This includes any award where non-vesting conditions within the control of either the entity or the employee are not met.  However, if a new award substitutes for the cancelled award and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(20) Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received or receivable.  The specific criteria described below must also be met before revenue is recognized.

Sales revenue

The Company manufactures semiconductors for creditworthy customers based on their design specifications, pursuant to manufacturing agreements and/or purchase orders at contractual prices.  The Company ships wafers mainly under the trade term, Free Carrier (FCA), through which the title and risk of loss for the wafers are transferred to the customers upon delivery to carriers approved by the customers.  Sales revenue is recognized at this point, having also fulfilled all of the following criteria pursuant to IAS 18, paragraph 14:

a.  the significant risks and rewards of ownership of the goods have been transferred to the customer;

b.  neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

c.  the amount of revenue can be measured reliably;

d.  it is probable that the economic benefits associated with the transaction will flow to the entity; and

e.  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is measured at the fair value of the consideration received or receivable, net of sales returns and discounts, which are estimated based on customer complaints, historical experience and other known factors.  Sales returns and discounts are recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when stockholders approve the dividend.

(21) Income Tax

Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the determination of profit or loss for the period.

Current income tax

Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.  Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity rather than profit or loss.

The additional 10% income tax for undistributed earnings is recognized as income tax expense in the subsequent year when the distribution proposal is approved by the stockholders’ meeting.

Deferred income tax

Deferred income tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

a.  When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.  In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses and unused tax credits can be utilized, except:

a.  Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.  In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.  The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity.  Deferred tax assets are reassessed and recognized at each reporting date.  Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, might be realized and recognized subsequently as follows:

a.  Acquired deferred tax benefits recognized with in the measured period that result from new information about facts and circumstances that existed at the acquisition date shall be applied to reduce the carrying amount of any goodwill related to that acquisition.  If the carrying amount of that goodwill is zero, any remaining deferred tax benefits shall be recognized in profit or loss;

b.  All other acquired deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.

(22) Earnings per Share

Earnings per share is computed according to IAS 33, “Earnings per Share”.  Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period.  Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued.  Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, the accompanying disclosures and the disclosure of contingent liabilities.  However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation for uncertainty at the reporting date, that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below.

The Company bases its assumptions and estimates on information available when the consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.  Such changes are reflected in the assumptions when they occur.

(1)   The Fair Value of Financial Instruments

Where the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including income approach (for example, the discounted cash flows model) or the market approach.  Changes in assumptions about these factors could affect the reported fair value of the financial instruments.  Please refer to Note 12 for more details.

(2)   Inventories

Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.  Please refer to Note 6(4).  Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level.  The Company estimates normal production level taking into account loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

(3)   Post-Employment Benefits

Cost of post-employment benefit pension plan and the present value of the pension obligation are determined using actuarial valuations.  An actuarial valuation involves making various assumptions which may differ from actual developments in the future.  These include the determination of the discount rate, future salary increases and mortality rates.  Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions.  All assumptions are reviewed at each reporting date.  The assumptions used for measuring pension cost and the present value of the pension obligation are disclosed in Note 6(14).

In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation.  As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate.

(4)   Impairment of Property, Plant and Equipment

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired.  If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  The recoverable amount of an individual asset or CGU is the higher of fair value less costs of disposal and its value in use.  The fair value less costs of disposal is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an orderly transaction between market participants, after deducting the costs of disposal.  The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU.  Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.

(5)   Income Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates.  The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations made by the taxable entity and the responsible tax authority.  Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company.

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized.  The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences.  Please refer to Note 6(22) for more details on unrecognized deferred tax assets as of December 31, 2015.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of December 31,
	2015	2014
Cash on hand	$3,943	$3,878
Checking and savings accounts	14,464,203	10,389,664
Time deposits	33,962,629	30,782,070
Repurchase agreements collateralized by government and corporate bonds	4,859,658	4,525,723
Total	$53,290,433	$45,701,335

Please refer to the consolidated statements of cash flows for the reconciliation of the balances of cash and cash equivalents on the consolidated statements of cash flows and the consolidated balance sheets.

(2)   Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2015	2014
Designated financial assets at fair value through profit or loss
Convertible bonds	$295,708	$150,550

Financial assets held for trading
Listed stocks	258,055	246,183
Corporate bonds	192,080	388,628
Forward exchange contracts	1,008	-
Subtotal	451,143	634,811
Total	$746,851	$785,361

Current	$664,918	$740,129
Noncurrent	81,933	45,232
Total	$746,851	$785,361

(3)   Accounts Receivable, Net

	As of December 31,
	2015	2014
Accounts receivable	$20,253,481	$23,307,624
Less: allowance for sales returns and discounts	(1,103,139)	(828,029)
Less: allowance for doubtful accounts	(90,568)	(272,324)
Net	$19,059,774	$22,207,271

Aging analysis of account receivables, net:

	As of December 31,
	2015	2014
Neither past due nor impaired	$15,643,254	$17,067,173
Past due but not impaired:
≤ 30 days	2,497,133	4,409,411
31 to 60 days	652,241	313,494
61 to 90 days	213,367	230,086
91 to 120 days	38,597	32,858
> 120 days	15,182	154,249
Subtotal	3,416,520	5,140,098
Total	$19,059,774	$22,207,271

Movement on allowance for individually evaluated doubtful accounts:

	For the years ended December 31,
	2015	2014
Beginning balance	$272,324	$574,421
Net charge for the period	(181,756)	116,789
Reclassification	-	(418,886)
Ending balance	$90,568	$272,324

The terms for third party domestic sales were month-end 30~60 days, while the collection periods for third party overseas sales were net 30~60 days.

The impairment losses assessed individually as of December 31, 2015 and 2014 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivables.

(4)   Inventories, Net

	As of December 31,
	2015	2014
Raw materials	$2,522,906	$2,136,306
Supplies and spare parts	2,044,550	1,627,687
Work in process	11,025,222	10,204,855
Finished goods	2,048,707	1,273,384
Total	$17,641,385	$15,242,232

a.       For the years ended December 31, 2015 and 2014, the Company recognized NT$109,782 million and NT$105,320 million, respectively, in operating cost, of which NT$574 million loss was as a result of the net realized value of inventory being lower than its cost and NT$330 million was related to gain recognized when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.

b.      No inventories were pledged as of December 31, 2015 and 2014.

(5)   Available-For-Sale Financial Assets, Non-Current

	As of December 31,
	2015	2014
Common stocks	$21,586,850	$23,510,084
Preferred stocks	1,166,256	781,148
Depositary receipts	196,560	-
Funds	851,020	70,872
Total	$23,800,686	$24,362,104

(6)   Financial Assets Measured at Cost, Non-Current

	As of December 31,
	2015	2014
Common stocks	$598,295	$602,429
Preferred stocks	3,160,427	3,100,211
Funds	129,587	130,366
Total	$3,888,309	$3,833,006

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)   Investments Accounted For Under the Equity Method

a.        Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2015		2014
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,794,581	13.94	$-	-

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	680,374	50.00	731,565	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	32,737	50.00	35,532	50.00
LIST EARN ENTERPRISE INC.	10,486	49.00	10,660	49.00
MTIC HOLDINGS PTE. LTD.	81,342	45.44	105,872	45.44
YUNG LI INVESTMENTS, INC.	321,761	45.16	219,157	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,967,164	45.00	2,052,269	45.00
WINAICO IMMOBILIEN GMBH (Note B)	233,713	44.78	256,064	44.78
UNITECH CAPITAL INC.	532,186	42.00	682,191	42.00
HSUN CHIEH INVESTMENT CO., LTD.	3,177,578	36.49	3,749,009	36.49
YANN YUAN INVESTMENT CO., LTD.	2,299,914	31.94	-	-
CTC CAPITAL PARTNERS I, L.P.	221,607	31.40	183,681	31.40
VSENSE CO., LTD.	101,281	28.63	-	-
UNITED LED CORPORATION HONG KONG LIMITED	478,112	25.14	518,495	29.03
ACHIEVE MADE INTERNATIONAL LTD.	116,321	23.32	121,567	23.32
CLIENTRON CORP.	235,620	20.28	-	-
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	95,082	10.38	124,249	10.38
MOS ART PACK CORP. (MAP) (Note D)	-	-	238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note E)	-	-	9,586	55.25
TRANSLINK CAPITAL PARTNERS III, L.P. (Note C)	-	-	199,443	29.29
Total	$12,379,859		$9,237,713

Note A:  Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its board of directors.  As a result, the investment was revalued to fair value and reclassified out of the available-for-sale category as an investment in associate accounted for under the equity method.  Fair value remeasurement that was previously recognized in other comprehensive income was reclassified to profit or loss in the current period.

Note B:  SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C:  The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Note D: On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on December 3, 2015.

Note E:  On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on November 23, 2015.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,795 million and nil, as of  December 31, 2015 and 2014, respectively.  The fair value of these investments were NT$1,534 million and nil, as of December 31, 2015 and 2014, respectively.

Certain investments accounted for under the equity method were audited by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$152 million and NT$69 million for the years ended December 31, 2015 and 2014, respectively.  Share of other comprehensive income  (loss) of these associates and joint ventures amounted to NT$(803) million and NT$618 million for the years ended December 31, 2015 and 2014, respectively.  The balances of investments accounted for under the equity method were NT$4,142 million and NT$4,537 million as of December 31, 2015, and 2014, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.      Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the year ended December 31, 2015 was NT$49 million.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

For the year ended December 31,
2015
Net income (loss)	$109,597
Other comprehensive income (loss)	(776,764)
Total comprehensive income (loss)	$(667,167)

(ii)       The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method was as follows:

For the year ended December 31,
2015
Net income (loss)	$(40,140)
Other comprehensive income (loss)	-
Total comprehensive income (loss)	$(40,140)

c.   One of UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of December 31, 2015 and 2014.  Another associate, MEGA MISSION LIMITED PARTNERSHIP, held 10 million shares and 29 million shares of UMC’s stock as of December 31, 2015 and 2014, respectively.

(8)   Property, Plant and Equipment

	As of December 31,
	2015	2014
Land	$1,314,402	$1,314,402
Buildings	17,271,051	12,955,815
Machinery and equipment	124,628,140	119,069,687
Transportation equipment	17,627	14,630
Furniture and fixtures	1,288,250	942,520
Leasehold improvement	9,814	12,210
Construction in progress and equipment awaiting inspection	41,904,111	32,380,979
Net	$186,433,395	$166,690,243

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2015	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229
Additions	-	-	-	-	-	-	57,837,663	57,837,663
Acquired in business combination	-	-	123,124	-	31,009	-	210	154,343
Disposals	-	-	(2,834,152)	(1,647)	(47,209)	-	-	(2,883,008)
Transfers and reclassifications	-	5,364,106	47,374,249	7,804	702,498	731	(48,284,824)	5,164,564
Exchange effect	-	195,219	5,397,419	411	17,939	1,420	(29,917)	5,582,491
As of December 31, 2015	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655
Additions	-	-	-	-	-	-	40,655,242	40,655,242
Disposals	(10,626)	-	(3,109,952)	(1,535)	(50,820)	(2,880)	-	(3,175,813)
Transfers and reclassifications	(600,663)	(294,360)	27,538,645	1,946	101,944	(1,732,413)	(28,055,788)	(3,040,689)
Exchange effect	-	284,999	7,095,006	718	23,322	2,652	413,137	7,819,834
As of December 31, 2014	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2015	$-	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$-	$560,828,986
Depreciation	-	1,188,944	41,923,305	4,725	353,005	3,029	-	43,473,008
Impairment loss	-	-	1,003,230	-	17,780	-	-	1,021,010
Disposals	-	-	(2,782,911)	(1,454)	(47,063)	-	-	(2,831,428)
Transfers and reclassifications	-	(305)	1,380	-	20,542	-	-	21,617
Exchange effect	-	55,450	4,357,183	300	14,243	1,518	-	4,428,694
As of December 31, 2015	$-	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$-	$606,941,887

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$-	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$-	$522,907,755
Depreciation	-	1,177,362	36,948,450	4,492	355,951	299,321	-	38,785,576
Impairment loss	-	-	579,222	-	17,456	-	-	596,678
Disposals	-	-	(2,868,400)	(1,535)	(49,499)	(2,880)	-	(2,922,314)
Transfers and reclassifications	-	(526,946)	(2,840,427)	(1,883)	(63,864)	(998,792)	-	(4,431,912)
Exchange effect	-	63,795	5,805,922	472	20,571	2,443	-	5,893,203
As of December 31, 2014	$-	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$-	$560,828,986

For the years ended December 31, 2015 and 2014, the Company identified indicators of impairment at certain subsidiaries due to its net operating profit being lower than expected.  The Company determined that certain property, plant and equipment would not generate the expected future cash flows.  The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount.  After considering the relevant objective evidence, the Company recorded an impairment loss of NT$795 million and NT$597 million at discount rates of 13.0% and 12.6% for the years ended December 31, 2015 and 2014, respectively, all of which came from new business segment.

a.   The amounts of total interest expense before capitalization of borrowing costs were NT$867 million and NT$992 million for the years ended December 31, 2015 and 2014, respectively.  Details of capitalized borrowing costs are as follows:

	For the years ended December 31,
	2015	2014
Buildings	$69,258	$85,104
Machinery and equipment	308,805	218,282
Others	17,506	1,651
Total interest capitalized	$395,569	$305,037

Interest rates applied	1.35%~2.10%	1.33%~2.21%

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)   Intangible Assets

	As of December 31,
	2015	2014
Goodwill	$15,188	$7,791
Software	377,643	215,998
Patents and technology license fees	2,871,308	3,021,788
Others	1,239,949	1,287,361
Net	$4,504,088	$4,532,938

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2015	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778
Additions	-	1,173	263,847	1,061,083	1,326,103
Acquired in business combination	7,397	330	11,023	-	18,750
Disposals	-	(148,140)	-	(544,018)	(692,158)
Reclassifications	-	305,571	(259)	-	305,312
Exchange effect	-	3,220	42,393	(7)	45,606
As of December 31, 2015	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2014	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080
Additions	-	-	8,666	1,220,421	1,229,087
Disposals	-	(130,165)	-	(363,593)	(493,758)
Reclassifications	(43,072)	185,462	(287)	(62,409)	79,694
Exchange effect	-	2,985	65,698	(8)	68,675
As of December 31, 2014	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2015	$-	$274,746	$1,207,956	$1,617,138	$3,099,840
Amortization	-	146,652	452,183	1,108,492	1,707,327
Disposals	-	(148,139)	-	(544,018)	(692,157)
Exchange effect	-	1,996	15,301	(4)	17,293
As of December 31, 2015	$-	$275,255	$1,675,440	$2,181,608	$4,132,303

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2014	$-	$259,210	$754,898	$995,325	$2,009,433
Amortization	-	142,963	438,518	1,047,392	1,628,873
Disposals	-	(130,165)	-	(363,593)	(493,758)
Reclassifications	-	1,398	(32)	(61,981)	(60,615)
Exchange effect	-	1,340	14,572	(5)	15,907
As of December 31, 2014	$-	$274,746	$1,207,956	$1,617,138	$3,099,840

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2015	2014
Operating cost	$534,860	$521,588
Operating expense	$1,172,467	$1,107,285

The carrying amounts of significant technology license fees obtained by the Company were NT$2,483 million and NT$2,858 million as of December 31, 2015 and 2014, respectively.  The remaining amortization periods were 6~7 years and 7~8 years, respectively.

(10) Short-Term Loans

	As of December 31,
	2015	2014
Unsecured bank loans	$5,505,049	$6,250,754

	For the years ended December 31,
	2015	2014
Interest rates applied	0.61%~4.85%	0.57%~2.50%

a.   The Company’s unused short-term lines of credits amounted to NT$35,863 million and NT$19,650 million as of December 31, 2015 and 2014, respectively.

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral for short- term loans.

(11) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2015	2014
Forward exchange contracts	$999	$42,354

(12) Bonds Payable

	As of December 31,
	2015	2014
Unsecured domestic bonds payable	$25,000,000	$25,000,000
Unsecured convertible bonds payable	18,196,332	-
Less: Discounts on bonds payable	(1,559,662)	(22,180)
Total	$41,636,670	$24,977,820

A.   On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$127.2 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Unimicron Technology Corporation (Unimicron) on the TWSE, translated into U.S. dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into U.S. dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds would be redeemable in U.S. dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TWSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange:

i.    Underlying Securities: Ordinary shares of Unimicron

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Redemption on the Maturity Date:

The bonds matured on December 2, 2014, and UMC redeemed the bonds at 97.53% of the principal amount.  The principal amount of the redeemed bonds was US$127.2 million.

B.   On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$80 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TWSE, translated into U.S. dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into U.S. dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds would be redeemable in U.S. dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TWSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange:

i.    Underlying Securities: Ordinary shares of Novatek

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Exchange of the Bonds:

As of December 31, 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$77 million into Novatek shares.  Gains from disposal of investments and gains from exchange of bonds from bondholders exercising exchange rights during the year ended December 31, 2013 amounted NT$1,137 million and were recognized as non-operating income and expenses.

f.    Early Redemption of the Bonds:

Since over 90% principal amount of the bonds has already been exchanged, UMC redeemed the bonds in whole at the Early Redemption Price on July 22, 2013.  The remaining principal amount of the redeemed bonds was US$3 million.  UMC recognized a gain of NT$45 million from the redemption as non-operating income and expenses.

C.   On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Early Redemption of the Bonds:

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014.  The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components.  UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss amount to NT$194 million as non-operating income and expenses.  UMC reclassified cancelled convertible rights of NT$441 million from additional paid-in capital- stock options to additional paid-in capital-others.

As bondholders’ redemption and UMC’s repurchases of bonds from open market in prior year amounted to US$466 million, which represented over 90% principal being redeemed; therefore, UMC redeemed the remaining bonds in whole at the Early Redemption Price on June 27, 2014.  The principal amount of the redeemed bonds was US$34 million.  UMC recognized a gain of NT$15 million from the redemption as non-operating income and expense.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.   In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

E.    In mid-March, 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

F.    In mid-June, 2014, UMC issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million.  Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity.  The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million.  Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

G.   On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$600 million

b.   Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: Ordinary shares of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$16.7408 per share on December 31, 2015.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13) Long-Term Loans

a.       Details of long-term loans as of December 31, 2015 and 2014 are as follows:

	As of December 31,
Lenders	2015	2014	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$51,137	$80,358	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	12,000	16,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	52,588	87,647	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	40,156	-	Effective January 10, 2013 to January 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	61,794	84,265	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	19,410	-	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	22,750	-	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	7,300	-	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	110,000	-	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	2,510	-	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.

	As of December 31,
Lenders	2015	2014	Redemption
Secured Long-Term Loan from Taiwan Cooperative Bank (9)	$5,900	$-	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	2,625,000	2,700,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	-	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	1,423,077	300,000	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	-	1,230,769	Repayable quarterly from December 28, 2012 to December 28, 2015 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	444,445	500,000	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	1,900,000	1,000,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	2,000,000	1,000,000	Settlement due on August 30, 2016 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,333,333	2,666,667	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note C)	1,000,000	1,000,000	Settlement due on December 29, 2019 with monthly interest payments.
Secured Syndicated Loans from Bank of Taiwan and 7 others	-	1,385,000	Repayable semi-annually from February 7, 2015 to February 7, 2016 with monthly interest payments.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	-	150,000	Repayable semi-annually from October 25, 2010 to April 25, 2015 with monthly interest payments.
Subtotal	12,496,400	12,200,706
Less: Administrative expenses from syndicated loans	(6,942)	(2,250)
Less: Current portion	(6,601,721)	(3,774,986)
Total	$5,887,737	$8,423,470

	For the years ended December 31,
	2015	2014
Interest Rates	1.10%~2.95%	1.23%~2.51%

Note A:  UMC entered into a 5-year loan agreement with CTBC Bank, effective from August 30, 2011.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, August 30, 2016.  As of December 31, 2015 and 2014, the unused line of credit were NT$0.5 billion and NT$1.5 billion, respectively.

Note B:  UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments.  The expiration date of the agreement is December 29, 2016.  As of December 31, 2015 and 2014, all lines of credit were used.

Note C:  UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 29, 2019.  As of December 31, 2015 and 2014, the unused line of credit were both NT$1 billion.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan.  Employees can elect to continue to apply the relevant pension rules under the Labor Standards Law of the R.O.C., or to apply the pension rules under the Act and maintain the seniority achieved under the Labor Standards Law.  Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages.  The Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005.  Based on the Act, a total of NT$620 million and NT$597 million were contributed by the Company for the years ended December 31, 2015 and 2014, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the years ended December 31, 2015 and 2014, the Company made total contributions of NT$531 million and NT$445 million, respectively.

b.  Defined benefit plan

i. The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee.  For the years ended December 31, 2015 and 2014, total pension expenses of NT$111 million and NT$113 million, respectively, were recognized by the Company.

ii. Movements in present value of defined benefit obligation and fair value of plan assets are as follows:

Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2015	2014
Defined benefit obligation at beginning of year	$(5,450,787)	$(5,402,350)
Items recognized as profit or loss:
Service cost	(30,973)	(37,481)
Interest cost	(114,468)	(108,047)
Subtotal	(145,441)	(145,528)
Remeasurements recognized in other comprehensive income (loss):
Gain from changes in demographic assumptions	342,640	59
Gain from changes in financial assumptions	(336,679)	86,437
Experience adjustments	(56,398)	(94,315)
Subtotal	(50,437)	(7,819)
Benefits paid	260,310	104,910
Defined benefit obligation at end of year	$(5,386,355)	$(5,450,787)

Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2015	2014
Beginning balance of fair value of plan assets	$1,625,297	$1,604,565
Items recognized as profit or loss:
Interest income on plan assets	34,132	32,091
Contribution by employer	86,198	88,339
Payment of benefit obligation	(260,310)	(104,910)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	10,237	5,212
Fair value of plan assets at end of year	$1,495,554	$1,625,297

The actual returns on plan assets of the Company for the years ended December 31, 2015 and 2014 were NT$44 million and NT$37 million, respectively.

iii. The defined benefit plan recognized on the consolidated balance sheets are as follows:

	As of December 31,
	2015	2014
Present value of the defined benefit obligation	$(5,386,355)	$(5,450,787)
Fair value of plan assets	1,495,554	1,625,297
Funded status	(3,890,801)	(3,825,490)
Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(3,890,801)	$(3,825,490)

iv. The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2015	2014
	UMC and FORTUNE	UMC and FORTUNE
Cash	21%	21%
Equity instruments	49%	50%
Debt instruments	27%	26%
Others	3%	3%

Employee pension fund is deposited under a trust administered by the Bank of Taiwan.  The overall expected rate of return on assets is determined based on historical trend and analysts’ expectations on the assets’ returns in the market over the obligation period.  Furthermore, the utilization of the fund is determined by the labor pension fund supervisory committee, which also guarantees the minimum earnings to be no less than the earnings attainable from interest rates offered by local banks for two-year time deposits.

v.  The principal underlying actuarial assumptions are as follows:

	As of December 31, 2015
	UMC	FORTUNE
Discount rate	1.70%	1.75%
Rate of future salary increase	4.00%	3.00%

	As of December 31, 2014
	UMC	FORTUNE
Discount rate	2.10%	2.25%
Rate of future salary increase	4.00%	3.00%

vi. Expected future benefit payments are as follows:

Year	As of December 31, 2015
2016	$166,482
2017	164,761
2018	180,278
2019	208,575
2020	252,078
2021 and thereafter	4,973,582
Total	$5,945,756

The Company expects to make pension fund contribution of NT$91 million in 2016.  The weighted-average durations of the defined benefit obligation are 13 years and 16 years as of December 31, 2015 and 2014, respectively.

vii.  Sensitivity analysis:

	As of December 31, 2015
	Discount rate		Rate of future salary increase
	1% increase	1% decrease	1% increase	1% decrease
Decrease (increase) in defined benefit obligation	$536,135	$(617,562)	$(539,803)	$482,681

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(15)Equity

a.  Capital stock:

i.     UMC had 26,000 million common shares authorized to be issued as of December 31, 2015 and 2014, of which 12,758 million shares and 12,725 million shares were issued as of December 31, 2015 and 2014, respectively, each at a par value of NT$10.

ii.    UMC had 136 million and 150 million ADSs, which were traded on the NYSE as of December 31, 2015 and 2014, respectively.  The total number of common shares of UMC represented by all issued ADSs were 678 million shares and 749 million shares as of December 31, 2015 and 2014, respectively.  One ADS represents five common shares.

iii.   Among the employee stock options issued by UMC on June 19, 2009, 28 million options had been exercised for the year ended December 31, 2015.  The issuance process was completed through the authority.

iv.   Among the employee stock options issued by UMC on June 19, 2009, 36 million options were exercised for the year ended December 31, 2014.   The issuance process was completed through the authority.

v.    UMC sold 61 million shares and 5 million shares of treasury stock to employees for the years ended December 31, 2015 and 2014, respectively, which were repurchased during the period from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.  Treasury stock:

i.     UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during years ended December 31, 2015 and 2014 are as follows:

For the year ended December 31, 2015

(In thousands of shares)

Purpose	As of January 1, 2015	Increase	Decrease	As of December 31, 2015
For transfer to employees	194,510	200,000	60,696	333,814

For the year ended December 31, 2014

(In thousands of shares)

Purpose	As of January 1, 2014	Increase	Decrease	As of December 31, 2014
For transfer to employees	200,000	-	5,490	194,510

ii.    According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2015 and 2014, were 1,276 million shares and 1,273 million shares, with the maximum payments of NT$90,687 million and NT$83,529 million, respectively.

iii.   In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.   As of December 31, 2015 and 2014, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held both 16 million shares of UMC’s stock.  The closing price on December 31, 2015 and 2014, were NT$12.10 and NT$14.75, respectively.

v.    UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.     Payment of all taxes and dues;

ii.    Offset prior years’ operation losses;

iii.   Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

iv.   Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.    Appropriate 0.1% of the remaining amount after deducting items (i), (ii), (iii) and (iv) as directors’ remuneration; and

vi.   After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the Board of Directors, are also eligible for the employee stock bonus.

vii.  The distribution of the remaining portion, if any, will be recommended by the Board of Directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, funding requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium and long-term financial planning.  The Board of Directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that at least 20% of the dividends must be paid in the form of cash.  Accordingly, no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.

In consideration of the revision of the Company Act in May 2015, the Board of Directors resolved the amendment of UMC’s Articles of Incorporation on March 16, 2016 and will propose the revision at the stockholders meeting in June 2016 for approval.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

2014 distribution of earnings was approved through the stockholders’ meeting on June 9, 2015, while 2015 distribution was approved through the Board of Directors’ meeting on March 16, 2016.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2015	2014	2015	2014
Legal reserve	$1,344,862	$1,214,134
Cash dividends	6,906,973	6,939,322	$0.55	$0.55

The cash dividend per share for 2014 was adjusted to NT$0.54969673 per share according to the resolution of the Board of Directors’ meeting on June 17, 2015.  The adjustment was made for the increase in outstanding common shares that resulted from the exercises of employee stock options and the transfers of treasury shares to employees after the stockholders’ meeting.

The appropriation of 2015 unappropriated retained earnings have not yet been approved by the stockholder’s meeting as of the reporting date.  Information on the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(18) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the years ended December 31,
	2015	2014
Balance as of January 1	$3,849,798	$4,319,988
Attributable to non-controlling interests:
Net loss	(612,973)	(661,752)
Other comprehensive income (loss)	(62,114)	142,991
Changes in subsidiaries’ ownership	(127,817)	59,785
Decrease in non-controlling interests	(1,019,829)	(11,214)
Balance as of December 31	$2,027,065	$3,849,798

(16) Employee Stock Options

On May 12, 2009, the Company was authorized by the Securities and Futures Bureau of FSC, to issue employee stock options with a total number of 500 million units each.  Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options would be made through the issuance of new shares by the Company.  The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant.  The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding as of December 31, 2015 (in thousands)	Shares available to option holders as of December 31, 2015 (in thousands)	Exercise price (NT$)
June 19, 2009	300,000	-	-	$10.40
Total	300,000	-	-

a.  A summary of the Company’s stock option plan and related information for the years ended December 31, 2015 and 2014 is as follows:

	For the years ended December 31,
	2015			2014
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
Outstanding at beginning of period	48,729	48,729	$10.40	87,768	87,768	$10.40
Exercised	(27,828)	(27,828)	$10.40	(35,655)	(35,655)	$10.40
Forfeited	(469)	(469)	$10.40	(3,384)	(3,384)	$10.40
Expired	(20,432)	(20,432)	$10.40	-	-	$10.40
Outstanding at end of period	-	-	$10.40	48,729	48,729	$10.40

Exercisable at end of period	-	-	$10.40	44,222	44,222	$10.40

b.  All employee stock options expired on June 18, 2015.  Therefore, both total number of options outstanding and shares exercisable to option holders were zero.

The weighted-average share price at the date of exercise of employee stock options for the years ended December 31, 2015 and 2014 were NT$14.95 and NT$14.06, respectively.

c.  Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan were calculated based on fair value.  The compensation expenses for the years ended December 31, 2015 and 2014 were both NT$1 million.

The fair value of the aforementioned options were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.  The assumptions after the adoption of IFRS 2 “Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects that the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends.  The expected option life is based on the historical data of periods for previously granted options.  The expected dividend yield is based on historical dividend yield.  The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option.  The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will benefit from these options.  In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options.  The compensation expenses for the stock options will be adjusted annually for the changes in expected forfeiture rates, with the effects recognized in the current period.

(17) Operating Revenues

	For the years ended December 31,
	2015	2014
Net sales
Sale of goods	$140,640,738	$134,526,268
Other operating revenues
Royalty	18,616	1,767,723
Mask tooling	3,424,335	3,137,979
Others	746,732	580,106
Net operating revenues	$144,830,421	$140,012,076

On August 29, 2014, UMC entered into a technology license contract with FUJITSU SEMICONDUCTOR LIMITED (“FUJITSU”) under which UMC granted a perpetual license to its 40LP (low power) process technology to FUJITSU for royalty income.

(18) Operating Costs and Expenses

The Company’s personnel, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2015			2014
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$14,790,037	$6,168,362	$20,958,399	$14,066,492	$5,719,457	$19,785,949
Labor and health insurance	820,037	340,102	1,160,139	794,333	318,830	1,113,163
Pension	943,297	324,866	1,268,163	873,437	282,209	1,155,646
Other personnel expenses	229,491	96,498	325,989	212,883	75,599	288,482
Depreciation	41,022,028	2,381,481	43,403,509	36,427,088	2,307,181	38,734,269
Amortization	654,711	1,344,390	1,999,101	633,786	1,237,992	1,871,778

Based on Article 235-1 of Company Act revised on May 20, 2015, the Company shall distribute a portion of current year’s profit as employees’ compensation after offsetting  the cumulative losses, if any.  The aforementioned employees’ compensation distributed in the form of shares or in cash shall be resolved by a majority vote at a meeting of Board of Directors attended by two-thirds of the total number of directors and reported at the stockholders’ meeting.  The Board of Directors approved the distribution on March 16, 2016 and will amend the Articles of Incorporation according to the aforementioned revision of Company Act at the stockholders meeting in 2016.  The employees’ compensation for 2015 will be determined based on the revised Articles of Incorporation and reported at the stockholders’ meeting.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the years ended December 31, 2015 and 2014.  The Board of Directors estimated the amount by taking into consideration UMC’s Articles of Incorporation, government regulations and industry averages.  If the board subsequently modifies the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss in the same period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

2014 employees’ compensation and directors’ remuneration were approved through the stockholders’ meeting on June 9, 2015, while 2015 employees’ compensation and directors’ remuneration were approved through the Board of Directors’ meeting on March 16, 2016.  The details of information are as follows:

	2015	2014
Employees’ compensation – Cash	$1,131,180	$1,458,956
Directors’ remuneration	12,086	10,812

The aforementioned 2014 employees’ compensation and remuneration to directors approved during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors on March 18, 2015.

Information on the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(19) Net Other Operating Income and Expenses

	For the years ended December 31,
	2015	2014
Net rental loss from property	$(84,492)	$(24,098)
Gain on disposal of property, plant and equipment	97,366	81,811
Impairment loss of property, plant and equipment	(1,021,010)	(596,678)
Others	44,402	-
Total	$(963,734)	$(538,965)

(20) Non-Operating Income and Expenses

a.  Other income

	For the years ended December 31,
	2015	2014
Interest income
Bank deposits	$313,620	$471,153
Others	42,464	24,577
Dividend income	692,858	706,719
Total	$1,048,942	$1,202,449

b.  Other gains and losses

	For the years ended December 31,
	2015	2014
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$8,462	$34,816
Financial assets held for trading	-	44,310
Embedded derivative financial liabilities	-	60,064
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	(21,020)	-
Forward exchange contract	(81,895)	(84,962)
Impairment loss
Available-for-sale financial assets, noncurrent	(1,238,932)	(176,958)
Financial assets measured at cost, noncurrent	(6,559)	(127,559)
Gain on disposal of investments	2,495,921	2,377,910
Other gains and losses	756,666	474,163
Total	$1,912,643	$2,601,784

c.  Finance costs

	For the years ended December 31,
	2015	2014
Interest expenses
Bonds payable	$290,132	$465,577
Bank loans	180,068	221,879
Others	110	(278)
Financial expenses	53,555	58,887
Total	$523,865	$746,065

(21) Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2015
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(40,200)	$-	$ (40,200)	$6,809	$ (33,391)
Share of remeasurements of defined benefit plans of associates and joint ventures	(1,831)	-	(1,831)	-	(1,831)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2,784,800	-	2,784,800	(17,049)	2,767,751
Unrealized gain (loss) on available-for-sale financial assets	(2,843,916)	(916,291)	(3,760,207)	(41,277)	(3,801,484)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(731,131)	677	(730,454)	4,765	(725,689)
Total other comprehensive income (loss)	$(832,278)	$(915,614)	$(1,747,892)	$(46,752)	$(1,794,644)

	For the year ended December 31, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(2,607)	$-	$(2,607)	$521	$(2,086)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	4,290,260	(869)	4,289,391	31,434	4,320,825
Unrealized gain (loss) on available-for-sale financial assets	3,598,159	(1,945,996)	1,652,163	(12,387)	1,639,776
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	800,506	(727)	799,779	(20,174)	779,605
Total other comprehensive income (loss)	$8,686,318	$(1,947,592)	$6,738,726	$(606)	$6,738,120

(22) Income Tax

a.   The major components of income tax expense for the years ended December 31, 2015 and 2014 were as follows:

i.    Income tax expense recorded in profit or loss

	For the years ended December 31,
	2015	2014
Current income tax expense (benefit):
Current income tax charge	$1,933,447	$2,346,956
Adjustments in respect of current income tax of prior periods	(154,769)	(485,580)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(1,438,642)	(649,114)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	654,065	1,924,919
Adjustment of prior year’s deferred income tax	(1,690)	307,661
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(115,917)	(1,411,135)
Income tax expense recorded in profit or loss	$876,494	$2,033,707

ii.   Income tax relating to components of other comprehensive income

Items that will not be reclassified:

	For the years ended December 31,
	2015	2014
Remeasurements of defined benefit pension plans	$6,809	$521

Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2015	2014
Exchange differences on translation of foreign operations	$(17,049)	$31,434
Unrealized gain on available-for-sale financial assets	(41,277)	(12,387)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	4,765	(20,174)
Income tax related to items that may be reclassified subsequently to profit or loss	$(53,561)	$(1,127)

iii.  Deferred income tax charged directly to equity

	For the years ended December 31,
	2015	2014
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$(322,001)	$83,185
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	479	(2,294)
Income tax charged directly to equity	$(321,522)	$80,891

b.  A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2015	2014
Income before tax	$13,712,145	$13,513,296
At UMC’s statutory income tax rate of 17%	2,331,065	2,297,260
Adjustments in respect of current income tax of prior periods	(154,769)	(485,580)
Net change in loss carry-forward and investment tax credits	705,857	212,862
Tax effect of deferred tax assets/liabilities	15,482	427,605
Tax effect of non-taxable income and not-deductible expenses:
Tax exempt income	(1,649,709)	(328,456)
Investment gain	(1,210,741)	(255,324)
Dividend income	(90,201)	(107,436)
Others	354,485	(181,598)
Basic tax	-	16,379
Estimated 10% income tax on unappropriated earnings	196,827	-
Effect of different tax rates applicable to UMC and its subsidiaries	(6,225)	(13,833)
Taxes withheld in other jurisdictions	16,629	382,912
Others	367,794	68,916
Income tax expense recorded in profit or loss	$876,494	$2,033,707

c.  Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31, 2015		As of December 31, 2014
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credits		$-		$528,390
Depreciation	$5,541,838	881,603	$3,262,978	493,580
Loss carry-forward	17,475	2,231	10,293	910
Pension	3,861,009	656,372	3,800,509	646,087
Allowance for sales returns and discounts	1,007,449	171,266	697,343	118,548
Allowance for inventory valuation losses	1,755,537	294,284	1,273,730	212,525
Investment loss	1,061,732	180,495	1,137,963	193,454
Others	532,635	108,684	207,426	51,316
Total deferred income tax assets		2,294,935		2,244,810

Deferred income tax liabilities
Unrealized exchange gain	(1,960,967)	(333,364)	(1,652,483)	(280,922)
Depreciation	(1,036,606)	(155,491)	(6,527,694)	(1,088,314)
Investment gain	(1,964,799)	(483,806)	(1,438,137)	(379,599)
Convertible bond option	(1,695,120)	(288,170)	-	-
Amortizable assets	(2,742,811)	(411,422)	(2,714,290)	(407,144)
Others	(12,818)	(2,179)	(36,113)	(5,035)
Total deferred income tax liabilities		(1,674,432)		(2,161,014)
Net deferred income tax assets		$620,503		$83,796

d. Movement of deferred tax

	For the years ended December 31,
	2015	2014
Balance at January 1	$83,796	$175,079
Amounts recognized in profit or loss during the period	902,184	(172,331)
Amounts recognized in other comprehensive income	(46,752)	(606)
Amounts recognized in equity	(321,522)	80,891
Exchange adjustments	2,797	763
Balance at December 31	$620,503	$83,796

e.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of December 31, 2015, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2013 and 2011, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.  UMC has applied for a recheck of the 2013, 2012 and 2011 tax returns to the competent tax collection authorities as UMC disagreed with the decision made in the tax assessment notices.

f.  UMC was granted several income tax exemption periods with respect to income derived from the expansion of operations.  The income tax exemption period will expire on December 31, 2020.

g.  The Company’s unused investment tax credits were as follows:

As of December 31, 2015

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2016	$5,596	$5,589

As of December 31, 2014

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2015	$584,388	$584,388
2016	5,596	5,596
	$589,984	$589,984

h.  The unutilized accumulated losses for the Company were as follows:

As of December 31, 2015

Expiration Year	Accumulated loss	Unutilized accumulated loss
2016	$21,616	$21,616
2017	15,844	15,844
2018	165,258	98,221
2019	600,180	600,180
2020	799,425	782,909
2021	1,184,838	1,184,838
2022	2,296,589	2,288,463
2023	4,843,921	4,843,921
2024	2,689,506	2,689,506
2025	2,826,695	2,826,695
2031	2,570	2,570
2032	7,864	6,260
2035	1,894	1,894
Unlimited duration	5,141	5,141
	$15,461,341	$15,368,058

As of December 31, 2014

Expiration Year	Accumulated loss	Unutilized accumulated loss
2015	$149,181	$149,181
2016	21,616	21,616
2017	15,844	15,844
2018	165,258	98,221
2019	600,180	600,180
2020	799,425	782,733
2021	2,334,290	2,334,290
2022	4,402,106	4,393,980
2023	5,838,447	5,838,447
2024	2,641,015	2,641,015
2032	7,578	6,396
Unlimited duration	5,524	5,524
	$16,980,464	$16,887,427

i.   As of December 31, 2015 and 2014, deferred tax assets that have not been recognized as they may not be used to offset taxable profits amounted to NT$3,144 million and NT$3,430 million, respectively.

j.   Imputation credit information

	As of December 31,
	2015	2014
Balances of imputation credit amounts	$2,656,855	$1,332,236

The expected creditable ratio for 2015 and the actual creditable ratio for 2014 were 6.18% and 6.81%, respectively.  Effective from January 1, 2015, imputation credit ratio for individual stockholders residing in R.O.C. will be half of the original ratio according to the revised Article 66-6 of Income Tax Act.

k.  UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

l.   As of December 31, 2015 and 2014, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$12,793 million and NT$10,233 million, respectively.

(23) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the years ended December 31,
	2015	2014
Net income attributable to the parent company	$13,448,624	$12,141,341
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,507,511	12,494,970
Earnings per share-basic (NTD)	$1.08	$0.97

b.   Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.  Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method.  The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the years ended December 31,
	2015	2014
Net income attributable to the parent company	$13,448,624	$12,141,341
Effect of dilution
Unsecured convertible bonds	172,592	189,336
Income attributable to the Company’s stockholders	$13,621,216	$12,330,677
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,507,511	12,494,970
Effect of dilution
Employees’ compensation	143,726	135,940
Employee stock options	3,199	15,751
Unsecured convertible bonds	687,493	232,989
Weighted-average number of common stocks after dilution (thousand shares)	13,341,929	12,879,650

Diluted earnings per share (NTD)	$1.02	$0.96

(24) Deconsolidation of Subsidiaries

ALLIANCE OPTOTEK CORP. (ALLIANCE)

In order to integrate resources and expand operations to improve operating performance and industrial competitiveness, ALLIANCE’s Board of Directors (ALLIANCE, one of the Company’s subsidiaries) resolved merger with WIESON TECHNOLOGIES CO., LTD. (WIESON) on January 23, 2014.  WIESON was the surviving company and the merger date was June 3, 2014.  ALLIANCE’s assets and liabilities were reclassified to non-current assets held for sale as a disposal group as of January 23, 2014 until the Company derecognized the related assets and liabilities of ALLIANCE on June 3, 2014.

a.  Derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$15,617
Notes and accounts receivable	14,239
Inventories	24,165
Property, plant and equipment	6,669
Others	6,418
67,108
Liabilities
Payables	(22,984)
Others	(120)
(23,104)
Net carrying amount of the disposal group	$44,004

b.  Consideration received and gain recognized from the transaction:

Stock received－WIESON	$32,148
Less: Net assets of the subsidiary deconsolidated	(44,004)
Add: Non-controlling interests	11,214
Amounts transferred from other comprehensive income to profit	869
Gain on disposal of the shares of subsidiary	$227

Gain on disposal of the shares of subsidiary for the year ended December 31, 2014 was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.  Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$-
Net cash of subsidiary derecognized	(15,617)
Net cash flow from deconsolidation	$(15,617)

TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)

In order to integrate resources and reduce operating cost by improving operating performance and expanding economies of scale, TOPCELL’s Board of Directors (TOPCELL, one of the Company’s subsidiaries) resolved to offer a merger with MOTECH INDUSTRIES, INC. (MOTECH) on December 26, 2014.  Six shares of TOPCELL were exchanged for one share of MOTECH.  MOTECH was the surviving company and the merger date was June 1, 2015.  TOPCELL’s assets and liabilities were reclassified to non-current assets held for sale as a disposal group as of December 31, 2014 until the Company derecognized the related assets and liabilities of TOPCELL on June 1, 2015.  This disposal group was classified under new business segment.

a.    Assets and liabilities reclassified to non-current assets held for sale as a disposal group mainly consisted of:

As of
December 31, 2014
Assets
Cash and cash equivalents	$511,088
Notes and accounts receivable	758,839
Other receivables	77,579
Inventories	823,249
Prepayments	325,605
Non-current assets held for sale	600,663
Property, plant and equipment	3,821,601
Others	60,367
6,978,991
Liabilities
Short-term loans	(2,807,292)
Notes and accounts payable	(623,501)
Other payables	(217,350)
Payables on equipment	(158,537)
Current portion of long-term liabilities	(1,164,878)
Other current liabilities	(205,530)
Long-term loans	(417,762)
(5,594,850)
Net carrying amount of the disposal group	$1,384,141

b.      The following are TOPCELL’s derecognized information:

i.    Derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$834,955
Notes and accounts receivable	855,927
Other receivables	60,638
Inventories	495,726
Prepayments	231,288
Property, plant and equipment	3,862,129
Others	106,714
6,447,377
Liabilities
Short-term loans	(3,488,700)
Notes and accounts payable	(409,244)
Other payables	(197,259)
Payables on equipment	(127,297)
Current portion of long-term liabilities	(810,878)
Other current liabilities	(10,107)
Long-term loans	(176,470)
(5,219,955)
Net carrying amount of the disposal group	$1,227,422

ii.   Consideration received and gain recognized from the transaction:

Stock received－MOTECH	$1,495,023
Less: Net assets of the subsidiary deconsolidated	(1,227,422)
Add: Non-controlling interests	100,400
Less: Goodwill	(43,072)
Gain on disposal of the shares of subsidiary	$324,929

Gain on disposal of the shares of subsidiary for the year ended December 31, 2015 was recognized as other gains and losses in the consolidated statement of comprehensive income.

iii.  Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$-
Net cash of subsidiary derecognized	(834,955)
Net cash flow from deconsolidation	$(834,955)

7.    RELATED PARTY TRANSACTIONS

(1)   Significant related party transactions

a.  Operating transactions

Operating revenues

	For the years ended December 31,
	2015	2014
Associates	$1,132,831	$120
Joint ventures	14,224	46,230
Other related parties (Note A)	7,228	117,674
Total	$1,154,283	$164,024

Note A： Transactions with other related parties are primarily from the operating  transactions with SILICON INTEGRATED SYSTEMS CORP. (SIS).  The amounts for the years ended December 31, 2015 and 2014 were NT$7 million and NT$117 million, respectively.

Accounts receivable, net

	As of December 31,
	2015	2014
Associates	$215,402	$-
Joint ventures	1,161	18,164
Other related parties (Note B)	1,834	18,127
Total	218,397	36,291
Less： Allowance for sales returns and discounts	(4,937)	(269)
Net	$213,460	$36,022

Note B： Balances of other related parties are accounts receivables primarily from SIS.  As of December 31, 2015 and 2014, the balances were NT$2 million and NT$17 million, respectively.

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for overseas sales was net 60 days.

b.    Significant asset transactions

Acquisition of intangible assets

	For the years ended December 31,
	Purchase price
	2015	2014
Associates	$129,327	$-

Disposal of available-for-sale financial assets, noncurrent

			For the year ended December 31, 2015
	Transaction Amounts (In thousands of shares)	Transaction underlying	Disposal amount	Disposal gain
Associates	336	DRAMEXCHANGE TECH. INC.	$5,400	$2,346

For the year ended December 31, 2014: None.

c.     Key management personnel compensation

	For the years ended December 31,
	2015	2014
Short-term employee benefits	$292,282	$212,111
Post-employment benefits	2,953	2,789
Termination benefits	1,582	1,029
Share-based payments	5,772	12,256
Others	1,039	467
Total	$303,628	$228,652

8.    ASSETS PLEDGED AS COLLATERAL

As of December 31, 2015 and 2014

	Amount
	As of December 31,
	2015	2014	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$815,159	$815,119	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	207,510	158,094	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	49,785	53,202	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	357	357	National Pei-men Senior High School	Guarantee for engineering project
Refundable Deposits (Time deposit)	286	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Buildings	145,493	1,074,856	Cooperative Bank, Syndicated Loans from Bank of Taiwan, and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Machinery and equipment	414,275	4,764,493

Bank of Taiwan, Cooperative Bank, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

				Collateral for long-term and short-term loans
Furniture and fixtures	-	36,217	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long-term loans
Total	$1,633,735	$6,904,454

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)   The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$20.1 billion.  As of December 31, 2015, the portion of royalties and development fees not yet recognized was NT$6.1 billion.

(2)   The Company entered into several construction contracts for the expansion of its factory premise.  As of December 31, 2015, these construction contracts amounted to approximately NT$26.9 billion and the portion of the contracts not yet recognized was approximately NT$12.8 billion.

(3)   The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2034.  Future minimum lease payments under those leases are as follows:

Year	As of December 31, 2015
2016	$347,595
2017	304,870
2018	242,266
2019	242,802
2020	244,957
2021 and thereafter	2,569,304
Total	$3,951,794

(4)   The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion in the next five years, with instalment funding starting in 2015.  On December 31, 2014, UMC obtained R.O.C. government authority’s approval of the investment application for US$0.7 billion (including indirect investment).  In January 2015, the Company invested RMB 0.6 billion and obtained the control over United Semiconductor (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities-others, for repurchase from Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP their investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by Xiamen Municipal People’s Government and FUJIAN ELECTRONICS & INFORMATION GROUP.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

(1)     On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan.  As a result, the Company’s automated production equipment in FAB 12A located in Southern Taiwan Science Park was shutdown and wafers in progress were affected; however, normal operation are resuming after repair. After the deduction of risk retention and deductible amounts, the Company will claim the remaining from the insurance company according to the insurance contract for losses endured due to the earthquake. Therefore, there is no material impact on the operation and finance of the Company.

(2)     On March 16, 2016, the Board of Directors of UMC approved an investment in private equity of WISE ROAD INVESTMENT MANAGEMENT COMPANY, with total amount not more than US$50 million.

12.  OTHERS

(1)   Categories of financial instruments

	As of December 31,
Financial Assets	2015	2014
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$295,708	$150,550
Financial assets held for trading	450,135	634,811
Subtotal	745,843	785,361
Available-for-sale financial assets	23,800,686	24,362,104
Financial assets measured at cost	3,888,309	3,833,006
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	53,286,490	45,697,457
Receivables	19,964,707	23,027,843
Refundable deposits	2,638,788	1,145,843
Other financial assets, current	1,066,447	3,134,870
Subtotal	76,956,432	73,006,013
Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	1,008	-
Total	$105,392,278	$101,986,484

	As of December 31,
Financial Liabilities	2015	2014
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$5,505,049	$6,250,754
Payables	33,242,615	29,172,157
Capacity deposit (current portion included)	358,887	70,200
Bonds payable	41,636,670	24,977,820
Long-term loans (current portion included)	12,489,458	12,198,456
Other financial liabilities-noncurrent	6,056,742	-
Subtotal	99,289,421	72,669,387

Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	999	42,354
Total	$99,290,420	$72,711,741

     (2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the years ended December 31, 2015 and 2014 increases/decreases by NT$186 million and NT$189 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2015 and 2014 to decrease/increase both by NT$18 million.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the years ended December 31, 2015 and 2014 by NT$13 million and NT$12 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2015 and 2014 by NT$1,150 million and NT$1,217 million, respectively.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of December 31, 2015 and 2014, accounts receivables from the top ten customers represent 58% and 57% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2015
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$5,539,169	$-	$-	$-	$5,539,169
Payables	32,882,728	-	-	107,975	32,990,703
Capacity deposits	167,586	191,301	-	-	358,887
Bonds payable	622,936	15,510,038	23,444,199	5,218,410	44,795,583
Long-term loans	6,782,180	4,206,040	1,829,407	62,208	12,879,835
Other financial liabilities -noncurrent	-	-	-	6,778,450	6,778,450
Total	$45,994,599	$19,907,379	$25,273,606	$12,167,043	$103,342,627

	As of December 31, 2015
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Derivative financial liabilities
Forward exchange contracts
Net settlement	$(999)	$-	$-	$-	$(999)

	As of December 31, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$6,299,905	$-	$-	$-	$6,299,905
Payables	28,816,995	-	-	104,952	28,921,947
Capacity deposits	-	70,200	-	-	70,200
Bonds payable	622,936	8,197,725	10,339,221	7,818,618	26,978,500
Long-term loans	3,947,580	7,528,391	1,144,247	-	12,620,218
Total	$39,687,416	$15,796,316	$11,483,468	$7,923,570	$74,890,770

Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$3,249,080	$-	$-	$-	$3,249,080
Outflow	(3,291,434)	-	-	-	(3,291,434)
Net	$(42,354)	$-	$-	$-	$(42,354)

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2015

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 44 million	December 3, 2015~January 28, 2016

As of December 31, 2014

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 104 million	December 5, 2014~January 29, 2015

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.   Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$450,135	$214,783	$-	$664,918
Financial assets at fair value through profit or loss, noncurrent	-	81,933	-	81,933
Available-for-sale financial assets, noncurrent	14,571,610	142,231	9,086,845	23,800,686
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	999	-	999

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$634,811	$105,318	$-	$740,129
Financial assets at fair value through profit or loss, noncurrent	-	45,232	-	45,232
Available-for-sale financial assets, noncurrent	18,174,030	170,922	6,017,152	24,362,104
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	42,354	-	42,354

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

During the years ended December 31, 2015 and 2014, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2015	$5,236,004	$-	$781,148	$6,017,152
Recognized in profit (loss)	(135,241)	-	-	(135,241)
Recognized in other comprehensive income (loss)	(147,552)	(1,681)	24,777	(124,456)
Acquisition	3,083,316	464,105	636,300	4,183,721
Disposal	(48,762)	-	(300,000)	(348,762)
Transfer to Level 3	14,854	307,230	-	322,084
Transfer out of Level 3	(878,338)	-	-	(878,338)
Exchange effect	13,899	12,755	24,031	50,685
As of December 31, 2015	$7,138,180	$782,409	$1,166,256	$9,086,845
	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2014	$3,517,733	$-	$312,600	$3,830,333
Recognized in profit (loss)	(119,274)	-	-	(119,274)
Recognized in other comprehensive income (loss)	627,892	-	(12,600)	615,292
Acquisition	1,318,039	-	469,691	1,787,730
Disposal	(14,279)	-	-	(14,279)
Transfer to Level 3	33,641	-	-	33,641
Transfer out of Level 3	(136,249)	-	-	(136,249)
Exchange effect	8,501	-	11,457	19,958
As of December 31, 2014	$5,236,004	$-	$781,148	$6,017,152

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of December 31, 2015 and 2014 were NT$134 million and NT$119 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of December 31, 2015 and 2014 were NT$ 90 million and NT$626 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model.  The model uses market-based observable inputs including share price, volatility and credit spread.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and capacity deposits approximate their carrying amount due to their maturities within one year.

As of December 31, 2015

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables	$42,325,673	$25,134,763	$17,190,910	$-	$41,636,670
Long-term loans (current portion included)	12,489,458	-	12,489,458	-	12,489,458

(8)   Significant assets and liabilities denominated in foreign currencies

	As of December 31,
	2015			2014
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,725,145	32.75	$56,491,956	$1,767,638	31.56	$55,781,155
JPY	9,788,783	0.2673	2,616,896	8,964,201	0.2610	2,340,081
EUR	2,843	35.43	100,737	20,071	38.30	768,728
SGD	47,351	23.18	1,097,581	38,173	23.90	912,326
RMB	647,490	4.97	3,220,014	83,347	5.08	423,046

Non-Monetary items
USD	130,593	32.76	4,278,209	85,296	31.40	2,678,468
CHF	-	-	-	1,590	31.97	50,829
JPY	10,919,474	0.2709	2,958,086	-	-	-

Financial Liabilities
Monetary items
USD	746,826	32.86	24,540,716	648,436	31.67	20,535,974
JPY	9,414,887	0.2750	2,589,093	9,918,471	0.2673	2,651,207
EUR	2,253	36.10	81,332	20,970	38.75	812,579
SGD	46,302	23.36	1,081,629	39,493	24.08	950,992
RMB	167,494	5.02	841,323	9,737	5.13	49,914

The exchange gain or loss from monetary financial assets and liabilities
USD			358,721			363,831
JPY			117,978			(45,899)
EUR			(19,908)			38,945
SGD			(18,603)			(10,838)
RMB			7,428			9,521
Other			(76,305)			(22,285)

(9)   Significant intercompany transactions among consolidated entities for the years ended December 31, 2015 and 2014 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the year ended December 31, 2015 as compared to the year ended December 31, 2014, which is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of December 31, 2015 and 2014 were as follows:

	As of December 31,
	2015	2014
Total liabilities	$108,549,407	$88,236,797
Less: Cash and cash equivalents	(53,290,433)	(45,701,335)
Net debt	55,258,974	42,535,462
Total equity	228,817,403	225,008,851
Total capital	$284,076,377	$267,544,313
Debt to capital ratios	19.45%	15.90%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the year ended December 31, 2015: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the year ended December 31, 2015: Please refer to Attachment 3.

c.   Securities held as of December 31, 2015 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2015: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2015: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2015: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2015: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2015: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of December 31, 2015 (excluding investment in Mainland China): Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.   Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

14.  OPERATING SEGMENT INFORMATION

(1)   The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of December 31, 2015, the Company had the following segments: wafer fabrication and new business.  There were no material differences between the accounting policies, described in Note 4, and those applied by the operating segments.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the years ended December 31, 2015 and 2014 were as follows:

	For the year ended December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$141,145,132	$3,685,289	$144,830,421	$-	$144,830,421
Net revenue from sales among intersegments	46,697	943,988	990,685	(990,685)	-
Segment net income (loss), net of tax	13,619,526	(1,962,407)	11,657,119	1,178,532	12,835,651
Capital expenditure	60,359,142	583,954	60,943,096	(438,947)	60,504,149
Depreciation	42,687,078	814,867	43,501,945	(28,937)	43,473,008
Share of profit or loss of associates and joint ventures	(1,050,563)	(58,513)	(1,109,076)	1,178,533	69,457
Income tax expense (benefit)	879,818	(3,324)	876,494	-	876,494
Impairment loss	1,465,036	801,465	2,266,501	-	2,266,501

	For the year ended December 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$129,448,927	$10,563,149	$140,012,076	$-	$140,012,076
Net revenue from sales among intersegments	77,432	3,779	81,211	(81,211)	-
Segment net income (loss), net of tax	12,350,114	(2,546,156)	9,803,958	1,675,631	11,479,589
Capital expenditure	42,789,821	447,186	43,237,007	-	43,237,007
Depreciation	36,514,624	2,270,952	38,785,576	-	38,785,576
Share of profit or loss of associates and joint ventures	(1,545,260)	(84,850)	(1,630,110)	1,675,631	45,521
Income tax expense	2,030,800	2,907	2,033,707	-	2,033,707
Impairment loss	303,220	597,975	901,195	-	901,195

	As of December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$334,324,124	$7,138,779	$341,462,903	$(4,096,093)	$337,366,810
Segment liabilities	$106,055,240	$2,627,059	$108,682,299	$(132,892)	$108,549,407

	As of December 31, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$304,022,185	$13,622,342	$317,644,527	$(4,398,879)	$313,245,648
Segment liabilities	$80,166,502	$8,096,635	$88,263,137	$(26,340)	$88,236,797

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

(2)   Geographic information

a.  Revenue from external customers

	For the years ended December 31,
	2015	2014
Taiwan	$46,015,882	$47,843,603
Singapore	18,316,785	17,500,236
China (includes Hong Kong)	11,722,585	14,982,545
Japan	10,141,883	7,599,531
USA	12,794,864	12,402,440
Europe	33,882,327	27,443,850
Others	11,956,095	12,239,871
Total	$144,830,421	$140,012,076

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.  Non-current assets

	As of December 31,
	2015	2014
Taiwan	$152,936,469	$134,923,298
Singapore	24,372,975	29,891,563
China (includes Hong Kong)	19,956,012	10,476,771
USA	21,530	21,906
Europe	178,625	200,030
Others	168	223
Total	$197,465,779	$175,513,791

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipment and other noncurrent assets.

(3)   Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2015 and 2014 were as follows:

	For the years ended December 31,
	2015	2014
Customer A from wafer fabrication segment	$20,761,648	$16,911,071

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the year ended December 31, 2015

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$62,952,979	Net 60 days	43%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,615,622	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	9,716,823	Net 60 days	7%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	2,299,403	-	1%
1	WAVETEK MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS CORPORATION	2	Sales	928,335	Net 30 days	1%
1	WAVETEK MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	128,809	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	657,149	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	108,932	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	151,935	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	16,480	-	0%

For the year ended December 31, 2014

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$56,095,440	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,191,171	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	5,527,537	Net 60 days	4%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	1,205,059	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the year ended December 31, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1, LLC	Other receivables	No	$3,078	$3,078	$3,078	9.00%	Need for operating	$3,078	-	$3,078	None	$-	$61,243	$97,989

NEXPOWER TECHNOLOGY CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	Other receivables - related parties	Yes	$8,923	$-	$-	7.00%	Need for operating	$81,413	-	$-	None	$-	$46,709	$373,674
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	Other receivables - related parties	Yes	7,138	-	-	7.00%	The need for short-term financing	-	Business turnover	-	None	-	46,709	373,674

OAKWOOD ASSOCIATES LIMITED
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	OAKWOOD ASSOCIATES LIMITED	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Other receivables - related parties	Yes	$655,200	$655,200	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$1,176,897	$9,415,175

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of December 31, 2015.
Note 3: Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of December 31, 2015.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the year ended December 31, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance (Note 5)	Actual amount provided (Note 5)	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORPORATION	3	$11,339,517	$3,100,000	$1,700,000	$1,385,000	$-	0.75%	$45,358,068

NEXPOWER TECHNOLOGY CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	2	$46,709	$19,906	$19,906	$19,906	$19,906	2.13%	$373,674

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note    2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with endorsor/guarantor.
2. A subsidary in which endorsor/guarantor holds directly over 50% of equity interest.
3. An investee in which endorsor/guarantor and its subsidiaries hold over 50% of equity interest.
4. An investor which holds directly or indirectly over 50% of equity interest of endorsor/guarantor.
5. A company that has provided guarantees to endorsor/guarantor, and vice versa, due to contractual requirements.
6. An investee in which endorsor/guarantor conjunctly invests with other stockholders, and for which endorsor/guarantor has provided endorsement/guarantee in proportion to its stockholding percentage.

Note    3: The amount of guarantees/endorsements shall not exceed 20% of the net worth of endorsor/guarantor; and the ceilings on the amount of guarantees/endorsements for any single entity are as follows:

1. The amount of guarantees/endorsements for any single entity shall not exceed 5% of net worth of endorsor/guarantor.

           2. The amount of guarantees/endorsements for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.

           The aggregate amount of guarantees/endorsements that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of guarantees/endorsements for any single entity shall not exceed 20% of the Company's net worth.

Note 4: Limit of total guaranteed/endorsed amount shall not exceed 20% of UMC's net assets value as of December 31, 2015.

Note    5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORPORATION's syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of December 31, 2015, actual amount provided was NT$1,385 million.
Note 6: Limit of total guaranteed/endorsed amount shall not exceed 40% of NEXPOWER's net assets value as of December 31, 2015.

ATTACHMENT 4 (Securities held as of December 31, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	190	$192,080	-	$192,080	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	72,729	6.44	72,729	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	127,680	1.22	127,680	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	57,646	0.23	57,646	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	837,782	19.70	837,782	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	520,884	17.67	520,884	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Available-for-sale financial assets, noncurrent	18,447	2,958,086	15.87	2,958,086	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	196,136	2,736,097	12.75	2,736,097	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	25,944	1,317,968	11.47	1,317,968	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	14,857	48,731	11.01	48,731	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	401,350	8.84	401,350	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,111,618	7.66	1,111,618	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	120,950	4.23	120,950	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	2,121,352	2.70	2,121,352	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	23,158	499,049	1.99	499,049	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	273,232	0.97	273,232	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	30,315	0.82	30,315	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None

ATTACHMENT 4 (Securities held as of December 31, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	$-	-	N/A	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2015.

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACT GENOMICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,600	$46,440	14.17	$46,440	None
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,947	-	11.73	-	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	24,544	10.23	24,544	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,530	52,593	9.14	52,593	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	109,045	8.67	109,045	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Available-for-sale financial assets, noncurrent	1,519	1,823	8.31	1,823	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,530	42,099	7.83	42,099	None
Stock	BORA PHARMACEUTICALS CO., LTD. (formerly BORA CORP.)	-	Available-for-sale financial assets, noncurrent	1,700	169,099	7.57	169,099	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	170,428	7.00	170,428	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	102,349	5.61	102,349	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,968	41,028	5.31	41,028	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	1,732	127,647	4.82	127,647	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	1,785	-	4.81	-	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,300	66,000	4.77	66,000	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	358	6,225	4.33	6,225	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	1,275	4,590	4.02	4,590	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	231	-	3.96	-	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,225	5,502	3.93	5,502	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	73,620	3.71	73,620	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,059	97,168	3.40	97,168	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	113,103	3.08	113,103	None

ATTACHMENT 4 (Securities held as of December 31, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,265	$143,714	2.90	$143,714	None
Stock	MOTECH INDUSTRIES INC.	-	Available-for-sale financial assets, noncurrent	11,894	537,601	2.44	537,601	None
Stock	CANDMARK ELECTROPTICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,601	10,742	2.22	10,742	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	3,960	47,716	1.88	47,716	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	226,485	1.37	226,485	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	842	9,392	1.27	9,392	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,093	699,015	1.19	699,015	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,183	265,423	1.10	265,423	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	1.10	56,100	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Available-for-sale financial assets, noncurrent	1,000	60,000	0.99	60,000	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	475	1,557	0.35	1,557	None
Stock	GLOBALWAFERS CO., LTD.	-	Available-for-sale financial assets, noncurrent	784	60,871	0.21	60,871	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Available-for-sale financial assets, noncurrent	16,079	194,553	0.13	194,553	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	3,168	31,678	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	766	587	10.67	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	4,858	45,220	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	3,240	24,297	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	193	450	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	265	-	3.16	Note	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	5,533	-	N/A	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	4,170	181,286	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2015.

ATTACHMENT 4 (Securities held as of December 31, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, current	-	$44,483	-	$44,483	None
Convertible bonds	EASOU HOLDINGS COMPANY LIMITED (formerly YETI GROUP LTD.)	-	Financial assets at fair value through profit or loss, current	-	98,280	-	98,280	None
Convertible bonds	IAPPPAY TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, current	-	54,452	-	54,452	None
Convertible bonds	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-	81,933	-	81,933	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	147,911	15.42	147,911	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	9	294,840	9.00	294,840	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	8,404	1,021,911	4.23	1,021,911	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,500	31,275	4.05	31,275	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	4,086	13,401	3.03	13,401	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,775	19,795	2.67	19,795	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,093	699,015	1.19	699,015	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	6	194,130	1.17	194,130	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	1.10	56,100	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,160	331,780	1.02	331,780	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	70,911	0.64	70,911	None
Stock	MONTAGE TECHNOLOGY GLOBAL HOLDINGS, LTD.	-	Available-for-sale financial assets, noncurrent	125	95,212	0.41	95,212	None
Stock	GLOBALWAFERS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,084	84,151	0.29	84,151	None
Stock	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,015	199,687	0.03	199,687	None
Stock	KU6 MEDIA CO., LTD.	-	Available-for-sale financial assets, noncurrent	0.078	-	0.00	-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,663	163,800	-	163,800	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LIMITED	-	Available-for-sale financial assets, noncurrent	22,500	73,710	-	73,710	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Available-for-sale financial assets, noncurrent	279	131,040	-	131,040	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	1,461	12,996	-	Note	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	7,575	293,729	-	N/A	None
Stock-Preferred stock	EASOU HOLDINGS COMPANY LIMITED (formerly YETI GROUP LTD.)	-	Financial assets measured at cost, noncurrent	14,356	265,326	-	N/A	None
Stock-Preferred stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	4,971	198,222	-	N/A	None

ATTACHMENT 4 (Securities held as of December 31, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	ALO7.COM LTD.	-	Financial assets measured at cost, noncurrent	2,606	$183,678	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	8,519	150,266	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685	105,016	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	5,332	87,857	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	18,364	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2015.

UNITRUTH INVESTMENT CORP.

				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,288	$-	7.77	$-	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,410	39,593	6.88	39,593	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Available-for-sale financial assets, noncurrent	1,089	1,306	5.95	1,306	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	11,781	4.91	11,781	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	55,290	4.39	55,290	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	76,487	4.19	76,487	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	314	5,462	3.80	5,462	None
Stock	CANDMARK ELECTROPTICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,037	13,670	2.83	13,670	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	910	15,149	2.82	15,149	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,000	50,760	2.22	50,760	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	687	2,472	2.17	2,472	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	752	15,670	2.03	15,670	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	683	-	1.84	-	None

ATTACHMENT 4 (Securities held as of December 31, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	30		$-	0.51		$-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	266		2,961	0.40		2,961	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	247		809	0.18		809	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	326		73,581	0.13		73,581	None

UMC CAPITAL CORP.

				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	THISMOMENT, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	506	-	USD	506	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	9,630	16.36	USD	9,630	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Available-for-sale financial assets, noncurrent	-	USD	91	14.33	USD	91	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	707	14.29	USD	707	None
Stock	ALL-STARS SP IV LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,475	5.03	USD	6,475	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	4	USD	4,000	4.00	USD	4,000	None
Fund	STORM VENTURES FUND V, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	546	1.69	USD	546	None
Stock	MOBILE IRON, INC.	-	Available-for-sale financial assets, noncurrent	1,205	USD	4,348	1.50	USD	4,348	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,914	1.37	USD	6,914	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	200	USD	6,000	0.03	USD	6,000	None
Stock-Preferred stock	CNEX LABS, INC.	-	Available-for-sale financial assets, noncurrent	2,495	USD	4,350	-	USD	4,350	None
Stock-Preferred stock	GLYMPSE, INC.	-	Available-for-sale financial assets, noncurrent	1,159	USD	4,000	-	USD	4,000	None
Stock-Preferred stock	ATSCALE, INC.	-	Available-for-sale financial assets, noncurrent	4,374	USD	2,500	-	USD	2,500	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	6,545	USD	6,000	-	USD	6,000	None
Stock-Preferred stock	SENSIFREE LTD.	-	Available-for-sale financial assets, noncurrent	276	USD	1,500	-	USD	1,500	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Available-for-sale financial assets, noncurrent	52	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	20,000	USD	2,000	-	USD	2,000	None

ATTACHMENT 4 (Securities held as of December 31, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	EPIC! CREATIONS, INC.	-	Available-for-sale financial assets, noncurrent	1,812	USD	3,000	-	USD	3,000	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	-		Note	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-		Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-		N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-		N/A	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-		N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-		N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	2,140	USD	3,208	-		N/A	None
Stock-Preferred stock	THISMOMENT, INC.	-	Financial assets measured at cost, noncurrent	4,064	USD	4,008	-		N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	3,525	USD	4,019	-		N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-		N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	4,191	USD	5,000	-		N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-		N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-		N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-		N/A	None
Stock-Preferred stock	EV2 HOLDINGS, INC. (formerly ENVERV, INC.)	-	Financial assets measured at cost, noncurrent	1,621		-	-		N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	651	-		N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,575	-		N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2015.

UMC NEW BUSINESS INVESTMENT CORP.
				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	957		$-	15.94		$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150		54,369	6.93		54,369	None
Stock	MOTECH INDUSTRIES, INC.	-	Available-for-sale financial assets, noncurrent	28,498		1,288,130	5.86		1,288,130	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	4,089		-	3.29		-	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	10,000		30,000	0.59		30,000	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	-		68,611	-		68,611	None

ATTACHMENT 4 (Securities held as of December 31, 2015) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.
				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI YI ENERGY CO., LTD.	-	Financial assets measured at cost-noncurrent	356		$3,556	5.56	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2015.

EVERRICH (SHANDONG) ENERGY CO., LTD.
				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO., LTD.	-	Financial assets measured at cost, noncurrent	-	RMB	10,000	10.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2015.

NEXPOWER TECHNOLOGY CORPORATION
				December 31, 2015
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54		$3,244	18.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2015.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	Available-for-sale financial assets, noncurrent	Purchase of newly issued shares	-	-	$-	18,447		$2,678,993	-	$-	$-	$-	18,447		$2,958,086
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORPORATION	Available-for-sale financial assets, noncurrent	TAIWAN HIGH SPEED RAIL CORPORATION	-	30,000	300,000	-		-	30,000	300,000	-	300,000	-		-
Stock	WAVETEK MICROELECTRONICS CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidiary	80,683	456,760	45,547		455,470	-	-	-	-	126,230		414,445 (Note 2)
Stock	BEST ELITE INTERNATIONAL LIMITED	Investments accounted for under the equity method	Open market	-	597,682	18,371,189	28,748		1,019,829	-	-	-	-	626,430		22,065,856 (Note 3)
Stock	YANN YUAN INVESTMENT CO., LTD.	Investments accounted for under the equity method	Investment in promoted shares	-	-	-	46,000		2,300,000	-	-	-	-	46,000		2,299,914 (Note 4)

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices. The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of NT$(179,645) thousand, retained earnings adjustment under equity method of NT$21,642 thousand, additional paid-in capital adjustment under equity method of NT$(390) thousand, exchange differences on translation of foreign operations adjustment under equity method of NT$64 thousand, and related party unrealized gain of NT$339,456 thousand.

Note 3 : The ending balance includes share of income of associates and joint ventures of NT$1,625,366 thousand, retained earnings adjustment under equity method of NT$158 thousand, additional paid-in capital adjustment under equity method of NT$357,477 thousand, exchange differences on translation of foreign operations adjustment under equity method of NT$661,847 thousand, and related party realized gain of NT$29,990 thousand.

Note 4 : The ending balance includes share of loss of associates and joint ventures of NT$(86) thousand.

FORTUNE VENTURE CAPITAL CORP.
Type of securities	Name of the securities (Note 3)	Financial statement account	Counter-party	Relationship	Beginning balance		Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Non-current assets held for sale	MOTECH INDUSTRIES, INC.	-	71,363	$367,118	-		$-	71,363	$424,015	$337,522	$86,493	-		$-
Stock	MOTECH INDUSTRIES, INC.	Available-for-sale financial assets, noncurrent	MOTECH INDUSTRIES, INC.	-	-	-	11,894		424,015	-	-	-	-	11,894		537,601

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices. The beginning and ending balances of non-current assets held for sale were the lower of carrying amount and the fair value less cost to sale.

Note 2 : The disposal cost was the lower of carrying amount and the fair value less cost to sale.
Note 3 : On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH was the surviving company.

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidiary	-	$-	-	USD	100,000	-	$-	$-	$-	-	USD	92,351 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of USD (736) thousand, additional paid-in capital adjustment under equity method of USD 6 thousand and exchange differences on translation of foreign operations adjustment under equity method of USD (6,919) thousand.

UMC NEW BUSINESS INVESTMENT CORP.
Type of securities	Name of the securities (Note 3)	Financial statement account	Counter-party	Relationship	Beginning balance		Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Non-current assets held for sale	MOTECH INDUSTRIES, INC.	-	170,931	$837,934	-		$-	170,931	$1,015,614	$767,046	$248,568	-		$-
Stock	MOTECH INDUSTRIES, INC.	Available-for-sale financial assets, noncurrent	MOTECH INDUSTRIES, INC./Open market	-	-	-	28,498		1,016,060	-	-	-	-	28,498		1,288,130

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices. The beginning and ending balances of non-current assets held for sale were the lower of carrying amount and the fair value less cost to sale.

Note 2 : The disposal cost was the lower of carrying amount and the fair value less cost to sale.

Note 3 : On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH was the surviving company. In addition, UMC NEW BUSINESS INVESTMENT CORP. purchased 10 thousand MOTECH shares from open market.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Dormitory	2015.03.09	$432,190	By the construction progress	YIH SHIN CONSTRUCTION CO., LTD.	Third party	N/A	N/A	N/A	N/A	Open Bidding	Employee Dormitory	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Fab	2015.03.20	RMB 193,000	By the construction progress	FUJIAN TUNG KANG STEEL CO., LTD.	Third Party	N/A	N/A	N/A	N/A	Open Bidding	Manufacturing purpose	None
Fab	2015.04.10	RMB 846,545	By the construction progress	CHINA CONSTRUCTION SECOND ENGINEERING BUREAU LTD.	Third Party	N/A	N/A	N/A	N/A	Open Bidding	Manufacturing purpose	None
Fab	2015.05.18	RMB 1,745,359	By the construction progress	L&K ENGINEERING (SUZHOU) CO., LTD.	Third Party	N/A	N/A	N/A	N/A	Open Bidding	Manufacturing purpose	None
Fab	2015.09.02	RMB 144,602	By the construction progress	L&K ENGINEERING (SUZHOU) CO., LTD.	Third Party	N/A	N/A	N/A	N/A	Open Bidding	Manufacturing purpose	None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for year ended December 31, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$62,952,979	48%	Net 60 Days	N/A	N/A		$7,615,622	41%
UMC GROUP JAPAN	Subsidiary	Sales		9,716,823	7%	Net 60 Days	N/A	N/A		2,299,403	12%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		970,927	1%	Month-end 45 Days	N/A	N/A		184,889	1%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,988,796	99%	Net 60 Days	N/A	N/A	USD	232,467	99%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	20,598	1%	Net 60 Days	N/A	N/A	USD	3,325	1%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	36,212,556	98%	Net 60 Days	N/A	N/A	JPY	8,447,901	99%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	576,524	2%	Net 60 Days	N/A	N/A	JPY	60,541	1%

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	USD	20,598	7%	Net 60 Days	N/A	N/A	USD	3,325	8%
UMC GROUP (JAPAN)	Associate	Sales	USD	4,762	2%	Net 60 Days	N/A	N/A	USD	503	1%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	USD	5,015	2%	Net 45 Days	N/A	N/A	USD	931	2%

WAVETEK MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Sales		$928,335	62%	Net 30 Days	N/A	N/A		$128,809	47%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-	$7,615,622	$138	$7,615,760	8.50	$-	-	$7,615,760	$8,655
UMC GROUP JAPAN	Subsidiary	-	2,299,403	23	2,299,426	5.55	173,281	Collection in subsequent period	2,082,165	-
FARADAY TECHNOLOGY CORPORATION	Associate	-	184,889	77	184,966	10.50	-	-	184,945	-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Associate	$-	USD 3,325	$-	USD 3,325	7.05	$-	-	USD 3,325	$-

WAVETEK MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UNITED MICROELECTRONICS CORPORATION	Parent company	$80	$128,809	$284	$129,173	14.37	$-	-	$129,010	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2015) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,708,192	$41,801	$41,801
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	142,863	2,518	2,518
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	4,963,708	(76,019)	(77,997)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	255,543	10,067	10,067
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		6,000,000		6,000,000	486,150	100.00	7,290,323	374,637	374,637
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	2,571,132	38,966	38,966
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	47,147	1,212	1,212
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		5,000,053		5,000,053	458,800	100.00	6,017,019	270,796	261,958
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	134,657	89,852	89,852
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	17,874	890	890
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	3,000	USD	3,000	3,000	100.00	43,029	(2,910)	(2,910)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	266,712	USD	235,089	626,430	91.06	22,065,856	1,842,592	1,625,366
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,252,012		1,252,012	126,230	77.74	414,445	(231,227)	(179,645)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	81,342	(31,002)	(19,920)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,967,164	(135,104)	(60,797)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,529,164		5,331,885	95,615	43.10	402,617	(1,711,759)	(755,276)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	532,186	27,371	11,496
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	134,815	36.49	3,177,578	398,831	139,471
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		-	46,000	31.94	2,299,914	(269)	(86)
FARADAY TECHNOLOGY CORP.	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		-	34,240	13.94	1,794,581	(152,000)	(60,386)

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2015) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$842,980	$113,229	$113,229
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		245,573		-	14,689	19.62	227,987	12,851	2,261	Note 1
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		768,930		718,930	15,291	6.89	64,387	(1,711,759)	(103,016)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		5,454		-	735	0.45	4,390	(231,227)	(1,064)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Sales and manufacturing of solar power cell		-		1,032,692	-	-	-	(113,647)	(29,596)	Note 2
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		-		290,000	-	-	-	-	-	Note 3

Note 1: On July 31, 2015, CLIENTRON CORP. was merged with BCOM ELECTRONICS INC. and CLIENTRON CORP. is the surviving company.
Note 2: On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH is the surviving company.

Note 3: On March 10, 2011, MOS ART PACK CORP. (MAP) filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on December 3, 2015.

              FORTUNE VENTURE CAPITAL CORP. stopped using the equity method to account for MAP beginning from March 10, 2011.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$15,373	$(1,573)	$(1,573)
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	10,486	45	22
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		186,606		280,000	18,661	45.16	321,761	277,116	125,149
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,079	USD	3,872	-	31.40	221,607	127,128	39,913
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		-	4,251	28.63	101,281	(30,977)	(5,276)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	10,082	4.54	42,452	(1,711,759)	(99,668)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Sales and manufacturing of solar power cell		-		384,140	-	-	-	(113,647)	(2,699)	Note

Note: On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH is the surviving company.

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$559,700		$309,700	28,874	13.01	121,583	$(1,711,759)	$(44,703)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		41,007		-	492	0.66	7,633	12,851	76	Note 1
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		3,402		-	459	0.28	2,739	(231,227)	(664)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Sales and manufacturing of solar power cell		-		165,272	-	-	-	(113,647)	(1,168)	Note 2
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		-		98,690	-	-	-	-	-	Note 3

Note 1: On July 31, 2015, CLIENTRON CORP. was merged with BCOM ELECTRONICS INC. and CLIENTRON CORP. is the surviving company.
Note 2: On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH is the surviving company.

Note 3: On March 10, 2011, MOS ART PACK CORP. (MAP) filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on December 3, 2015.

              UNITRUTH INVESTMENT CORP. stopped using the equity method to account for MAP beginning from March 10, 2011.

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2015) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	517	USD	9	USD	9
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	USD	14,108	USD	121	USD	121
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	11,035	2,724	23.32	USD	4,912	USD	(1,495)	USD	(313)
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	2,498	USD	3,382	-	10.38	USD	2,902	USD	(1,801)	USD	(150)
TRANSLINK CAPITAL PARTNERS III, L.P.	Cayman Islands	Investment holding		-	USD	6,000	-	-	USD	-	USD	(698)	USD	264	Note

Note : As UMC CAPITAL CORP. lost its significant influence over TRANSLINK CAPITAL PARTNERS III, L.P. in December 2015, the investee was reclassified from investments accounted for under the equity method to available-for-sale financial assets, noncurrent.

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$230,754	27,655	100.00		$247,203		$(1,888)		$(2,799)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		577,030		477,240	43,173	82.76		175,977		(79,201)		(63,570)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		169,903		(4,438)		(2,844)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		478,112		(218,460)		(55,977)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan City, Taiwan	Sales and manufacturing of solar power cell		-		3,404,527	-	-		-		(113,647)		(70,888)	Note 1
UNITED LIGHTING OPTO-ELECTRONIC INC.	Hsinchu City, Taiwan	LED lighting manufacturing and sale		-		266,772	-	-		-		-		-	Note 2

Note 1: On June 1, 2015, TOPCELL SOLAR INTERNATIONAL CO., LTD. was merged with MOTECH INDUSTRIES, INC. (MOTECH) and MOTECH is the surviving company.
Note 2: On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on November 23, 2015.
UMC NEW BUSINESS INVESTMENT CORP. stopped using the equity method to account for UNITED LIGHTING beginning from June 19, 2012.

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,725	1,092	100.00		$115,157		$(3,720)		$(3,720)
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		32,737		(448)		(224)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		63,810		4,438		533
TERA ENERGY USA INC.	USA	Solar project		-		535	-	-		-		(7)		(7)	Note 1
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding		-	USD	0	-	-		-		(1)		(1)	Note 2

Note 1: On May 14, 2015, TERA ENERGY USA INC. was dissolved.
Note 2: On May 15, 2015, SMART ENERGY ENTERPRISES LIMITED was dissolved.

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2015) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	600	USD	600	600	100.00		$3,437		$(6,473)		$(6,473)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,321		$153		$153

NEXPOWER TECHNOLOGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$127,505		$5,072		$5,072
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		0		-		-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		$0		$-		$-

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	364,496	USD	58,135	USD	58,135

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	364,496	USD	58,135	USD	58,135

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2015) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$33,213	$3	$3
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000		-	0	100.00	32,837	79	79

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2015			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	50		$-	-	100.00	$1,068	$(482)	$(482)

ATTACHMENT 11 (Investment in Mainland China as of December 31, 2015)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2015			Investment flows		Accumulated outflow of investment from Taiwan as of December 31, 2015				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying value as of December 31, 2015		Accumulated inward remittance of earnings as of December 31, 2015

							Outflow		Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$26,208 800)	(ii)SOARING COPITAL CORP.	(USD	$26,208 800)		$-	$-	(USD	$26,208 800)		$706	100.00%		$706 2. (iii)		$14,732		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,491,900 300,000)	(i)	(USD	44,554 1,360)		-	-	(USD	44,554 1,360)		(75,209)	50.00%		(37,605) 2. (ii)		680,374		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,392,440 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	685,667 20,930)		-	-	(USD	685,667 20,930)		(76,772)	50.00%		(38,386) 2. (ii)		636,743		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	101,556 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	101,556 3,100)		-	-	(USD	101,556 3,100)		(3,567)	100.00%		(3,567) 2. (iii)		108,231	(USD	128,976 3,937)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,751,840 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	663,390 20,250)		-	-	(USD	663,390 20,250)	(RMB	(216,987) (43,633))	25.14%	(RMB	(54,549) (10,969)) 2. (ii)	(RMB	458,789 92,256)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	12,448,800 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	7,701,516 235,089)	(USD	1,035,969 31,623)	-	(USD	8,737,485 266,712)	(USD	1,898,933 57,965)	91.06% (Note 4)	(USD	1,673,905 51,096) 2. (ii)	(USD	20,662,256 630,716)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	16,380 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	16,380 500)		-	-	(USD	16,380 500)		107	100.00% (Note 5)		107 2. (iii)		16,195		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	149,190 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-	-		-	(RMB	12,045 2,422)	91.06%	(RMB	11,363 2,285) 2. (iii)	(RMB	133,316 26,808)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	9,151,424 1,840,222)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-	-		- (Note 6)	(RMB	(68,374) (13,749))	30.35%	(RMB	(20,593) (4,141)) 2. (iii)	(RMB	2,757,076 554,409)		-

Accumulated investment in Mainland China as of December 31, 2015		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$10,275,240 (USD 313,652)			$36,439,570 (USD 1,112,319)			$136,074,203

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods
Note 2 :	The investment income (loss) recognized in current period:
	1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
	2. The investment income (loss) were determined based on the following basis:
	(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements certificated by the CPA of the parent company in Taiwan.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has approved to invest US$249,345 thousand in BEST ELITE's preferred stock, invest US$91,984 thousand in BEST ELITE's common stock. As of December 31, 2015, the amount of investment US$150 thousand has not yet been remitted.

Note 5 :	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of December 31, 2015, the amount of investment US$2,500 thousand has not yet been remitted.
Note 6 :	The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) have been made by the Investment Commission, MOEA which approved the total investment amount US$719,040 thousand.
	As of December 31, 2015, the investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$86,880 thousand, and the rest investment amount US$632,160 thousand has not yet been remitted.